Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of February 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


News Release dated February 14, 2003:
TELUS Reports Fourth Quarter Results



February 14, 2003

TELUS Reports Fourth Quarter Results
Strong wireless performance and significant progress on wireline efficiency


Vancouver, B.C. - TELUS Corporation (TSX: T and T.A / NYSE: TU) today reported for the fourth quarter of 2002 strong wireless performance at TELUS Mobility and continued cost structure improvements from the implementation of the Operational Efficiency Program (OEP) at TELUS Communications.

Darren Entwistle, president and CEO, commented "2002 has been a year of tremendous challenges for the telecom industry generally and TELUS specifically. It was also a year of tremendous accomplishment at TELUS as reflected in our annual results, which demonstrate continued strong financial and operational performance at TELUS Mobility and accelerated progress in the efficiency program at TELUS Communications. TELUS Mobility's operating earnings (EBITDA) growth of 133% in the quarter and 50% for the year is particularly satisfying and reflects our disciplined approach of focusing on profitable subscriber growth as evidenced by our ARPU of $56 in the fourth quarter. Significant progress on the operational efficiency program was evident in the quarter with the reduction of 2,500 positions and 5,200 positions for the year, resulting in above plan savings of $150 million in 2002. Of particular note was our consolidated operating earnings of over $2.52 billion hitting the top end of the target range we set over a year ago. This is a rare accomplishment in the global telecom industry during 2002 and bodes well for achieving our 2003 financial targets set last December."

Robert McFarlane, executive vice president and CFO, stated "in 2002 TELUS executed to offset large negative regulatory impacts by significantly improving operating profit margins before such impacts as well as lowering capital intensity. The result was a dramatic improvement in free cash flow in excess of $1 billion as compared to 2001 and a meaningful reduction in debt leverage as reflected by the debt to EBITDA ratio being lowered to 3.3 times by December 2002. With fourth quarter 2002 EBITDA growth of 8% as reported and 20% before regulatory impacts, TELUS is setting the stage for accelerated growth in earnings and cash flow generation in 2003."


FINANCIAL HIGHLIGHTS

The financial results for the fourth quarter reflect underlying growth offset by the expected impact of recent regulatory decisions. Excluding the impact of these, underlying consolidated revenue and operating earnings (EBITDA) growth would have been 2% and 20%, respectively.

In the fourth quarter, TELUS recorded $241 million of restructuring and workforce reduction costs (approximately $159 million after tax) as part of the OEP. The Net loss of $139 million in the quarter was primarily due to Restructuring and workforce reduction costs, negative regulatory impacts of approximately $45 million after-tax, partly offset by the required elimination of amortization of intangible assets with indefinite lives and goodwill.




Rounded to nearest C$ Millions, except per share amounts	 3 Months Ended December 31
(unaudited)							2002			2001			% Change
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues						$1,794.4		$1,868.0		(3.9)
EBITDA (1) normalized for regulatory impacts			   719.6		   598.3		20.3
EBITDA (1)							   645.2		   598.3		 7.8
Restructuring and workforce reduction costs			   241.0  		      --		  --
Net income (loss)						  (139.2)		   (46.7)	       198.1)
Common share & Non-Voting share Income (loss)			  (141.8)		   (49.9)	      (184.2)
Earnings (loss) per share (EPS)					    (0.41)		    (0.16)	      (156.3)
EPS before restructuring and workforce reduction costs		     0.05		    (0.16)	       131.2
Capital expenditures 						   416.1		   591.6	       (29.7)
Operating cash flow adjusted for restructuring and
workforce reduction costs       				   418.0		   401.7 		 4.1

<F1>
(1)	Earnings Before Interest, Taxes, Depreciation and Amortization is
defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs

OPERATING HIGHLIGHTS

TELUS Communications

Operational efficiency program ahead of plan drives expense reductions

* Significant efficiency progress ahead of plan with total employee decrease of 2,500 in quarter and 5,200 compared to a year ago. OEP related cost savings of $80 million in the fourth quarter

* Total revenue of $1.3 billion in quarter declined by $148 million due largely to a $112 million from regulatory decisions (contribution and price caps), and a $54 million decrease in local, long-distance and other revenue

* Operations expense of $750 million, down 14% from a year ago

* EBITDA of $517 million, down $27 million or 5% from the same quarter a year ago, with $88 million negative impact attributable to regulatory decisions - when normalized for regulatory impacts underlying growth of 11%

* Capital expenditures reduced to $291 million from $387 million in the same quarter a year ago * EBITDA less capital expenditures was $226 million this quarter, up from $156 million last year

* Non-incumbent operations in Central Canada generated revenues of $152 million up 15% from the same quarter a year ago while negative EBITDA of $18 million improved 52% from $37 million last year

* Reported data revenue growth was down 1%, organic growth was up 3% compared to the same period a year ago

* High-speed Internet subscriber net additions of 43,200 bringing total subscribers to 410,000, a 91% increase



TELUS Mobility

Industry leading EBITDA growth, churn and ARPU with strong network service revenue growth

* Industry leading EBITDA growth of 133% to $129 million in the quarter, due to an expanded subscriber base and resulting increase in network revenue, and enhanced operating efficiencies

* North American industry leading churn rate of 1.68%, a significant improvement from 2.09% a year ago and down slightly from the third quarter

* Canadian industry leading average revenue per unit (ARPU) of $56, unchanged from a year ago

* Network service revenue increased $67 million, up 16% from same quarter a year ago

* Capital expenditures reduced to $125 million from $205 million in same quarter a year ago

* EBITDA less capital expenditures of $3 million this quarter compared to negative $150 million in the same quarter a year ago

* Net subscriber additions of 131,000 bringing total subscribers to 3.0 million, a 16% year over year increase

* Postpaid net additions of 82,000 in the quarter resulting in a year-end subscriber mix of 83% postpaid and 17% prepaid


CORPORATE DEVELOPMENTS

Implementation of Operational Efficiency Program (OEP) ahead of plan

At the end of 2002, significant progress on the OEP was made including a net employee reduction at TELUS Communications of approximately 2,500 in the quarter and 5,200 employees during the year. Consistent with the previously announced net reduction of 6,500 employees, a further 1,300 employees are expected to depart during 2003.

As part of the OEP, TELUS has closed 33 of 40 retail stores in BC and Alberta. It has also closed or consolidated 24 of 43 targeted customer contact centers. When the program is complete in 2003, TELUS will have 23 contact centres in seven communities.

The estimated EBITDA savings from the OEP is approximately $150 million in 2002, $450 million in 2003 and $550 million annually thereafter. The workforce reduction and restructuring costs recorded for the OEP in 2002 was $570 million with a further $20 million expected in 2003.


National billing integration success

TELUS Mobility marked the completion of
its multi-phase national billing system integration in November. All of TELUS Mobility's three million PCS, Mike and analog cellular clients across Canada are now invoiced from the consolidated Amdocs Knowbility billing platform.

Completion of the national billing integration project represents a world-class achievement by the entire TELUS Mobility team, which successfully completed conversions of the former BC TEL Mobility, Clearnet PCS, Clearnet Mike and QuebecTel Mobilite billing platforms in the 24 months following TELUS' acquisition of Clearnet Communications Inc. and QuebecTel in 2000.


Labour negotiations update

TELUS and the Telecommunications Workers Union (TWU), which currently represents approximately 11,300 TELUS Communications employees are engaged in a protracted two year negotiating process to replace the four previous contracts in BC and Alberta. TELUS requested conciliation in November, which is a mandatory requirement under the Canada Labour Code where the parties have been unable to successfully reach a new collective agreement. The conciliation process normally takes a number of months and while the conciliation process is underway a strike or lockout is not allowed.

The TWU held a strike vote in October and November. The Union's strike mandate expired on January 14, 2003 after 60 days. The TWU would have to renew its strike mandate before it could strike.

In January 2003, TELUS and the TWU mutually agreed to extend the conciliation timeline. During the first phase of the extension, the two conciliators are conducting a global review of all outstanding issues with both parties. This phase is currently scheduled into May and could extend further. Once the global review is complete, the conciliators will create an action plan for the second 60-day phase of conciliation. This phase can be extended by mutual agreement of both parties. If the negotiation issues are not resolved at the conclusion of the 60-day period, a 21-day cooling off period will follow before any legal work disruption could take place. Given these timeframes, it is currently expected that this process will not conclude until the third quarter of 2003.

On January 27, 2003, TELUS and the TWU signed a Maintenance of Activities agreement as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals, and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

TELUS is committed to achieving a settlement that considers the current economic climate and competitive marketplace, balances the needs of all employees and provides the flexibility to meet customer needs and increases our capacity to work as a team. However, if a work stoppage occurs, TELUS has made extensive plans to manage the impacts and to continue providing service.


New TELUS board members

In November, TELUS announced that two Verizon executives had joined the TELUS Board. Daniel C. Petri is group president - International, and Alfred C. Giammarino is senior vice president and chief financial officer - International. These individuals bring extensive telecommunications experience to the Board, and their appointments confirm Verizon's continued commitment to the long-standing productive 47-year strategic alliance between the two companies. Verizon currently holds a 21% equity stake in TELUS. These appointments replace Michael Masin, who recently became vice chairman and chief operating officer of Citigroup, and Fares Salloum, who retired from Verizon at the end of 2002. In addition, Geraldine Sinclair and Pierre Choquette have also left the Board. TELUS wishes to thank the departing directors for their excellent service to TELUS and its shareholders.


TELUS' position on foreign investment

TELUS presented on February 5, 2003 to the Standing Committee on Industry Science and Technology, its position on removing or relaxing foreign ownership restrictions in telecommunications. TELUS supports the adoption of any measure that will promote competitive markets, further the Government's telecom policy objectives and provide consumer benefits. TELUS' support is based on foreign ownership limits being the same for all Canadian telecom companies and that the same rules must apply to all broadcasting distribution undertakings (cable TV companies) as well, the latter are currently being excluded in the hearings.

TELUS also strongly recommended that the Government should undertake a timely review of the Canadian telecommunications regulatory regime, as called for by the federal Innovation Strategy, to ensure that CRTC decisions are also instilling investor confidence and promoting investment. In TELUS' case this would include allowing all telecom companies to recover their actual company specific costs that are impacted by differences in geography and density, instead of a "one-size fits all" approach recently adopted by the CRTC.


Annual report award confirms excellence in corporate reporting and disclosure

In December, TELUS was recognized again for its leadership in corporate reporting and disclosure by winning its second consecutive Gold award in the Telecommunications category of the Corporate Reporting Awards by the Canadian Institute of Chartered Accountants (CICA) and the National Post.

The Gold award continues a long history of financial disclosure excellence at TELUS, with eight consecutive years of medal wins at these annual report awards. TELUS was the Gold winner in the Telecommunications category for 1994, 1995, 1996, 1997, 2000 and now 2001. In 1998 and 1999, Clearnet Communications,
acquired by TELUS in 2000, was awarded the Gold medal, while TELUS received the bronze medal in 1998 and silver in 1999.


Next generation 1X

In November, TELUS Mobility announced further expansion of its next generation 1X wireless data network, which provides clients across Canada with fast and convenient mobile access to the Internet, corporate Intranets and other online services. Achieved through ongoing network buildouts in Western Canada and the implementation of a roaming/resale agreement with competitor Bell Mobility in Ontario and Quebec, the expansion provides 1X service to an additional 4 million POPs. TELUS Mobility now offers 1X coverage to more than 22 million Canadians, approximately 70 per cent of the population.

TELUS Mobility and Research In Motion (RIM) also announced plans to offer RIM's popular BlackBerry( wireless platform to enterprise clients using TELUS Mobility's 1X network across Canada. The devices will offer wireless e-mail, text messaging, voice, Web browser, organizer and Java support capabilities, all in a single compact handheld.

In November, TELUS Mobility unveiled more than 20 new Data Alliance Partners, further growing the company's roster of technology, application and channel alliances supporting TELUS Mobility's corporate and enterprise clients with end-to-end mobile computing solutions. New technology partners include Fujitsu Consulting (Canada) Inc., Panasonic Canada Inc. and Soltrus Inc.; new application partners include @Road, Aleph Computer Systems, CTH, Core 7, Courrier Complete, DataWire, Fleetmind, Girit, J2X Technologies and Mdispatch; and new IT channel partners include Absolutnet, Acrodex, Devicom, Longview, Max Systems, Microserve, PC Tech and RAM Computing.

Cool phones that do more

Canadian and U.S. wireless operators announced cross-border inter-carrier text messaging services in January 2003, enabling North Americans to easily exchange text messages between major U.S. and Canadian wireless service providers. Text messaging growth has been impressive: Canadians sent more than 21 million text messages in December 2002 alone, a monthly increase of 110 per cent since the introduction of the Canadian inter-carrier service in April 2002. TELUS Mobility's digital Web ready PCS and Mike phones are automatically provisioned with 2-way text messaging capability.

TELUS Mobility launched Feature Pack cards for PCS clients in November 2002, in time to provide cool little gift ideas for holiday shoppers. Feature Pack cards package popular features and services such as voice mail, 2-way text messaging and wireless games in a prepaid-type card format and range in price from $10 to $50. The cards offer both postpaid and prepaid clients the chance to try the latest TELUS Mobility features before making them a regular part of their service plans.

In December, TELUS Mobility introduced the Motorola i35s, the newest handset available on the all-in-one Mike network for business. The i35s is a Web ready, Smart Card enabled rugged phone available in black or yellow. It offers all of Mike's multifunctional capabilities, including digital PCS phone, Direct Connect two-way radio, text messaging, mobile Internet access and other business-focused features.

TELUS Mobility also gave its digital PCS clients the ability to personalize their wireless phones with ringtones - including the first advanced polyphonic versions available in Canada - and colour screen images, including exclusive content from Warner Bros. and its popular Looney Tunes, DC Comics and Hanna Barbera properties. Launched in November, the service allows clients with download ready PCS phones to access ring tones and screensaver images over the air or via their personal computers.

The busy fourth quarter buying season was supported by a TELUS Mobility holiday marketing campaign featuring Lincoln and Shirley, the popular Squirrel Monkeys introduced to Canadians in the third quarter as part of the "cool phones that do more" campaign. The lighthearted approach and cool holiday music featured in the holiday ads contributed to the national popularity of the campaign, which included television, newspaper and outdoor advertising across Canada. As well, a charitable campaign by TELUS Mobility Corporate Stores that sold some 10,000 pairs of plush monkeys to support a variety of local charities with total donations of approximately $60,000.


Dividend Declaration

The Board of Directors has declared a quarterly dividend of 15 cents ($0.15) per share on outstanding Common Voting and Non-Voting Shares payable on April 1, 2003 to shareholders of record on the close of business on March 11, 2003.


Media Relations:
Nick Culo
(780) 493-7236
nick.culo@telus.com

Shafiq Jamal
(604) 488-1100


Investor Relations:
John Wheeler
(780) 493-7310
ir@telus.com

Robert Mitchell
(416) 279-3219



TELUS Management Discussion and Analysis
Fourth Quarter 2002

Forward-Looking Statements

==============================================================================

This document and the management discussion and analysis contain statements about expected future events and financial and operating results that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; success of operational and capital efficiency programs including maintenance of client service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and the outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environment, health and safety concerns and other risk factors described and listed from time to time in TELUS' reports, TELUS' comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================

Management Discussion and Analysis

The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation (TELUS or the Company) for the three-month and twelve-month periods ended December 31, 2002 and 2001. This discussion contains forward-looking information that is qualified by reference to, and should be read in conjunction with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read in conjunction with the accompanying Consolidated Financial Information of TELUS. The Consolidated Financial Information has been prepared in accordance with Canadian Generally Accepted Accounting Principles
(GAAP), which differ in certain respects from U.S. GAAP.

Change in External Auditor in 2002

Effective with the second quarter of 2002, as a result of the partners and staff of the Canadian operations of Arthur Andersen LLP joining Deloitte and Touche LLP, Deloitte and Touche LLP was appointed as the external auditor of TELUS.

Accounting Policy Changes in 2002

The 2002 financial results reflect the adoption of two recent accounting pronouncements.

Earlier in 2002, the Company adopted the provisions of Financial Accounting Standards Board (FASB) EITF 01-9 regarding the accounting for consideration given by a vendor to a customer. The application of this standard by TELUS results in costs specific to the Mobility and Internet operations, which were previously recorded as operations expenses, being reclassified to offset revenues. Comparative revenues and operations expense for the quarter and year ended December 31, 2001 for Mobility operations was reduced by $36.4 million and $122.1 million respectively, restated on a consistent basis with 2002 results (which have been reduced by $40.7 million and $139.5 million, respectively) - with no change to reported 2001 EBITDA (1) or other key operating metrics such as marketing Cost of Acquisition (COA).

<F1>
1 Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

In addition, effective January 1, 2002, the Company has adopted the changes in accounting policy as required by CICA Handbook Section 3062 - Goodwill and Other Intangible Assets. As a result, the Company no longer amortizes goodwill or indefinite life intangible assets. In the quarter and year ended December 31, 2001, the pre-tax amortization expense associated with these items was $67.6 million and $264.4 million respectively.

Under Section 3062, rather than being systematically amortized, the value of intangible assets with indefinite lives and goodwill are periodically tested for impairment. In the first quarter of 2002, the Company assessed its intangible assets with indefinite lives, which are its wireless spectrum licences, and determined it necessary to record a transitional impairment amount of $595.2 million ($910 million before tax) as a charge to retained earnings. The Company also completed its test for transitional impairment for goodwill and determined that there was no transitional goodwill impairment amount. The Company's annual review of impairment for intangible assets with indefinite lives and for goodwill will be complete as of December of each year. No impairment was recorded as a result of this review in December 2002.

Regulatory Changes in 2002

Contribution Decisions

Commencing January 1, 2002, operating revenues, EBITDA, and EPS were impacted by changes to the contribution revenues received and contribution expenses paid as a result of the following: Canadian Radio-television and Telecommunications Commission (CRTC) Decision 2000-745 on Changes to the Contribution Regime, and Decision 2001-238 on Restructured Bands. The impact of these decisions was a decrease in consolidated EBITDA of $49 million and $211 million for the quarter and year ended December 31, 2002, respectively, when compared to the same periods one year earlier.

In 2001, TELUS Communications Inc. (TCI) filed with the CRTC a 'review and vary' request relating to the costing assumptions prescribed to be used in calculating portable subsidy requirements, relating to the CRTC Decisions 2000-745 and 2001-238. Under these decisions, the costs the Company can recover through the contribution regime were reduced. On October 25, 2002, the CRTC released Decision 2002-67, denying TELUS' review and vary request. However, the CRTC noted that it would consider portfolio expenses in upcoming proceedings. Other than the impacts described in the paragraph above, no additional financial impacts are expected. The Company believes that Decision 2002-67 made two critical policy errors: first, that the costs TELUS and other Incumbent Local Exchange Carriers (ILECs) are required to use to calculate subsidies for residential primary exchange service and for unbundled loops are not actual company specific costs that take into account different geography and population density in Western Canada; and second, that the costs are too low for TELUS and appear to be too low for other ILECs as well.

On January 22, 2003, TCI filed a petition to the Governor in Council of the Government of Canada requesting a variance of Decision 2002-67. TCI has asked the Governor in Council to vary the Decision to require that the CRTC employ company-specific costs for residential primary exchange service and unbundled loops filed by the ILECs in January 2001.

Price Cap Decisions

On May 30, 2002 and July 31, 2002 the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs, or CRTC Decision 2002-34 and CRTC Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 (for TELUS Communications Quebec Inc. (TCQI), a four-year period beginning August 2002). The impact of these decisions was a decrease in consolidated EBITDA of $25 million and $57 million for the quarter and year ended December 31, 2002, respectively, when compared to the same periods one year earlier.

The positive aspects of the CRTC decision were that it confirms TELUS' preferred regulatory model of facilities based competition, did not introduce the significantly larger discounts of up to 70% for use of incumbent facilities sought by competitors and allows TELUS to benefit as it becomes more efficient. On the negative side, the CRTC has extended the regulation of local prices and service levels, reduced the ability of companies to raise prices, introduced more complexity and caused additional negative impact to TELUS' earnings.

TELUS anticipates that the financial impact of the CRTC price cap decision is an incremental annual negative EBITDA impact of approximately $80 million for 2003. This is in part due to the CRTC allowing a reduction of between 15 to 20 per cent on the fees paid by Competitive Local Exchange Carriers (CLECs) for access to the TELUS network.

Subsequent to Decision 2002-34, AT&T Canada Inc. petitioned the Federal Cabinet to increase competitor discounts from those provided for in the Decision - this matter is still before Cabinet. In addition, CallNet Enterprises Inc. filed for a 'review and vary' in respect of the follow-up process as set by the CRTC in Decision 2002-34 to examine the services that are included and qualify for Competitor Digital Network Access (CDNA) discounts. On August 9, 2002, the CRTC issued Public Notice 2002-4 to determine the scope of CDNA services, which among other issues, will address CallNet's application. The proceeding under Public Notice 2002-4 will be concluded some time in 2003. The CRTC continues to consider making new services available to competitors at reduced rates.

Status of Labour Negotiations

TCI and the Telecommunications Workers Union (TWU) are currently negotiating a new collective agreement to replace the multiple legacy agreements from the predecessors BC TEL and the Alberta-based TELUS. In the fourth quarter of 2002, TCI's application to the federal Minister of Labour for conciliation was granted and two federal conciliators were appointed.

In January 2003, TCI and the TWU mutually agreed to extend the conciliation timeline. During the first phase of the extension, the conciliators will conduct a global review with both parties of all outstanding issues. The timeframe for this phase is at the discretion of the conciliators. Phase one conciliation meetings began on January 27, 2003, with additional meeting dates scheduled through to May 1, 2003. Once the global review has been completed, the conciliators will create an action plan for the second phase of conciliation. At this point, both parties will enter a conciliation period of 60 days under the supervision of the conciliators. The second phase of conciliation can be extended by the mutual agreement of both parties. If the negotiation issues are not resolved at the conclusion of the 60-day period, a 21-day cooling off period will follow before any legal work disruption can take place. The Union must provide 72-hour strike notice before it can legally strike at the conclusion of the cooling off period. Given these timeframes, it is currently expected that this process will not conclude until the third quarter of 2003.

On January 27, 2003, TCI and the TWU signed a Maintenance of Activities agreement as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance, hospitals, and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

Overview of 2002 Results and Performance to Most Recent Guidance

							2002 		Final Guidance		Met		Targets
							Results		For 2002 (1)		 		For 2003 (1)
---------------------------------------------------------------------------------------------------------------------------------
Consolidated
  Revenues						$7.01 billion	Approx. $7.0 billion	 M	$7.2 to 7.3 billion

  EBITDA (excludes restructuring)			$2.52 billion	Approx. $2.5 billion	 M	$2.7 to 2.8 billion

  Earnings (loss) per share				(75) cents	Approx. (75) cents	 M	35 to 55 cents

  Earnings per share excluding restructuring		43 cents	Approx. 42 cents	 M	Not provided

  Capital expenditures					$1.70 billion	Approx. $1.7 billion	 M	Approx. $1.5 billion
--------------------------------------------------------------------------------------------------------------------------------
Communications Segment
  Revenue (external)					$4.99 billion	Approx. $5.0 billion	 M	$5.0 to 5.05 billion

    Non-ILEC revenue					$527 million	Approx. $525 million	 M	$575 million

  EBITDA						$1.98 billion	Approx. $2.0 billion	 ~	$2.075 to 2.15 billion

    Non-ILEC EBITDA					$(107) million	Approx. $(110) million	 M	Approx. $(60) million

  Capital expenditures					$1.24 billion	Approx. $1.24 billion	 M	Approx. $1.05 billion

  High-speed Internet net additions			195,200		Approx. 200,000		 ~	150,000 to 175,000
--------------------------------------------------------------------------------------------------------------------------------
Mobility Segment
  Revenue (external)					$2.02 billion	Approx. $2.0 billion	 M	$2.2 to 2.25 billion

  EBITDA						$535 million	Approx. $510 million	 M	$625 to 650 million

  Capital expenditures					$460 million	Approx. $460 million	 M	Approx. $450 million

  Wireless subscriber net additions			417,800		Approx. 425,000		 ~	400,000 to 450,000
--------------------------------------------------------------------------------------------------------------------------------
  (1) Announced December 16, 2002

Performance to Latest 2002 Guidance and Targets for 2003

TELUS met all of its revised financial and operational targets for 2002, including the targets for the Communications Segment and Mobility Segment. See the Operational Review for discussion of fourth quarter and annual 2002 results, as compared with the same periods in 2001.

For 2003, TELUS expects earnings per share to improve significantly from the 75-cent loss in 2002. The improvement is expected to arise from an expected $95 to $170 million increase in Communications Segment EBITDA and a $90 to $115 million increase in Mobility Segment EBITDA. The 2003 outlook for consolidated free cash flow (defined as EBITDA less capital expenditures, cash interest, cash taxes, and cash dividends) is $300 to $600 million, compared with approximately negative $26 million in 2002. TELUS has a stated policy objective to reduce the ratio of net debt to EBITDA from 3.3 times at December 31, 2002 to 3.0 times or less by December 31, 2003 and to further reduce this ratio to less than 2.7 times by December 31, 2004.

The expectation of increasing 2003 EBITDA for Communications is driven by operating efficiency savings and reduced losses in Central Canadian Non-ILEC operations, partially offset by increased pension expenses and increased impact from a full year of regulated local price reductions. Non-ILEC revenues have been estimated to grow by approximately 9% for 2003 and Non-ILEC negative EBITDA has been estimated to improve by approximately 44% for 2003. Communications 2003 capital expenditures are expected to be lower than that recorded in 2002 due to lower expenditure requirements for ADSL and Non-ILEC infrastructure, as well as lower payments for software licences and brand-marks from Verizon. High-speed Internet net additions are expected to be strong in 2003, but do reflect a slower rate of growth consistent with the expectation for the market. The Communications Segment positive cash flow (EBITDA less capital expenditures) is expected to increase by over $300 million in 2003.

For TELUS Mobility, targeted 2003 revenue growth is 9 to 11% and targeted EBITDA growth is 17 to 21%. Both revenue and EBITDA are being driven by wireless subscriber growth expectations of 13 to 15% and continued margin expansion from improved scale efficiencies. TELUS Mobility 2003 capital expenditures will be directed toward capacity improvements for subscriber growth, continued enhancement of digital cellular coverage, ongoing improvements to the high-speed 1X data networks, and digital conversion of analogue networks. TELUS Mobility cash flow (EBITDA less capital expenditures) is expected to increase by approximately $100 million or more in 2003.

Results of Operations

Highlights
Three months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions except per share amounts)
Operating revenues					1,794.4 	1,868.0 		(73.6)		(3.9)
EBITDA1 normalized for regulatory impacts 2		  719.6   	  598.3 		121.3 		20.3
EBITDA1							  645.2 	  598.3 		 46.9 		 7.8
Restructuring and workforce reduction costs		  241.0 	     - 			241.0 		  -
Income (loss) from continuing operations		 (139.2)	  (43.6)		(95.6)	      (219.3)
Discontinued operations				             - 		   (3.1)		  3.1 		  -
Net income (loss)				  	 (139.2)	  (46.7)		(92.5)	      (198.1)
Common Share and Non-Voting Share income (loss)		 (141.8)	  (49.9)		(91.9)	      (184.2)
Earnings (loss) per share (EPS)			  	   (0.41)	   (0.16)		 (0.25)	      (156.3)
EPS before restructuring and workforce
  reduction costs 3				     	    0.05 	   (0.16)		  0.21 	       131.2
Capital expenditures - general				  416.1 	  591.6 	       (175.4)	       (29.7)
--------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001			Change		%
--------------------------------------------------------------------------------------------------------------------------------
($ in millions except per share amounts)

Operating revenues					7,006.7 	7,080.5 		(73.8)		(1.0)
EBITDA1 normalized for
  regulatory impacts 2					2,786.4 	2,529.6 		256.8 	        10.2
EBITDA1							2,518.6 	2,529.6			(11.0)		(0.4)
Restructuring and workforce reduction costs		  569.9 	  198.4			371.5 	       187.2
Income (loss) from continuing operations		 (227.1)	 (138.8)		(88.3)	       (63.6)
Discontinued operations					   (1.9)	  592.3 	       (594.2)        (100.3)
Net income (loss)					 (229.0)	  453.5 	       (682.5)	      (150.5)
Common Share and Non-Voting Share
  income (loss)						 (239.3)	  443.0 	       (682.3)	      (154.0)
Earnings (Loss) per share				   (0.75)	    1.51 		 (2.26)	      (149.7)
EPS before restructuring and workforce
  reduction costs 3					    0.43	    1.90 		 (1.47)	       (77.4)
Capital expenditures - wireless spectrum		    4.6 	  355.9 	       (351.3)	       (98.7)
Capital expenditures - general			        1,693.3 	2,249.4 	       (556.1)	       (24.7)
--------------------------------------------------------------------------------------------------------------------------------

(1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.

    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

(2) Regulatory impacts as described under section "Regulatory Changes in 2002".

(3) EPS before restructuring and workforce reduction costs is calculated as EPS plus the after-tax workforce restructuring costs on a per share basis. After-tax restructuring and workforce reduction costs were approximately $159 million and $376 million, respectively, for the fourth quarter and year ended December 31, 2002, compared with approximately $113.5 million for year ended December 31, 2001.

Consolidated operating revenue decreased and consolidated EBITDA increased for the fourth quarter ended December 31, 2002, when compared with the same period one year ago. These results included negative fourth quarter impacts of recent regulatory decisions totalling $112.3 million for revenues and $74.4 million for EBITDA ($430.5 million and $267.8 million, respectively, for the year). After normalizing for regulatory impacts, TELUS operating revenues improved by 2.1% and 5.0% for the quarter and for the year, respectively. Similarly, normalized EBITDA improved by 20.3% and 10.2% for the quarter and for the year, respectively, due to improvement in TELUS Mobility EBITDA, reduced Communications Segment expenses and the receipt of investment tax credits. TELUS Communications made significant cost structure improvements throughout 2002 and especially during the fourth quarter of 2002, including a reduction of approximately 2,500 positions and the closure or consolidation of 21 customer contact centres during the fourth quarter.

Net income and earnings per share decreased in the fourth quarter of 2002, when compared with the same period in 2001. The decrease included the following: recognition of approximately $159 million (46 cents loss per share) in after-tax restructuring and workforce reduction costs, the regulatory decision impacts of approximately $45 million after-tax (13 cents per share), partly offset by the required cessation of amortization of goodwill and intangible assets with indefinite lives of approximately $58 million (19 cents per share), and improved EBITDA before regulatory decision impacts of approximately $73 million after tax (21 cents per share).

The discussion below is presented on a segmented basis for external revenues and total operations expenses.

Operating revenues - TELUS Communications

Three months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)

Voice local (net of 2002 price cap of $12.1 million)	  525.6 	  522.3 		  3.3 		 0.6
Voice contribution					   26.6    	  115.7 		(89.1)	       (77.0)
Voice long distance (net of 2002 price cap
  of $1.3 million)					  243.8  	  266.1 		(22.3)		(8.4)
Data (net of 2002 price cap of $9.3 million)		  339.9 	  344.7 	  	 (4.8)		(1.4)
Other (net of 2002 price cap $0.5 million)		  108.3 	  143.2 		(34.9)	       (24.4)
--------------------------------------------------------------------------------------------------------------------------------
External operating revenue				1,244.2         1,392.0 	       (147.8)	       (10.6)
Intersegment revenue		   			   22.8 	   23.9 		 (1.1)		(4.6)
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					1,267.0 	1,415.9 	       (148.9)	       (10.5)
--------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001			Change		%
--------------------------------------------------------------------------------------------------------------------------------
($ in millions)

Voice local (net of 2002 price cap of $30.7 million)	2,106.5		2,083.6 		 22.9 		 1.1
Voice contribution					   89.4 	  464.0 	       (374.6)	       (80.7)
Voice long distance (net of 2002 price cap
  of $2.8 million)					1,016.0 	1,094.6 		(78.6)		(7.2)
Data (net of 2002 price cap of $21.5 million)		1,366.6 	1,176.6 		190.0 		16.1
Other (net of 2002 price cap $0.9 million)		  410.8  	  453.2 		(42.4)		(9.4)
--------------------------------------------------------------------------------------------------------------------------------
External operating revenue				4,989.3 	5,272.0 	       (282.7)		(5.4)
Intersegment revenue					   95.3    	   87.5 	   	  7.8 	 	 8.9
--------------------------------------------------------------------------------------------------------------------------------
Total operating revenue					5,084.6 	5,359.5 	       (274.9)		(5.1)
--------------------------------------------------------------------------------------------------------------------------------

Voice local revenue is generated from monthly access charges and enhanced services. Local access revenue decreased by $3.4 million and $7.1 million in the quarter and year ended December 31, 2002, respectively, when compared with the same periods one year ago, due primarily to CRTC price cap decision impacts noted in the table above and approximately 56,000 fewer access lines than one year ago, partly offset by price increases implemented in 2001 and growth in Non-ILEC business. Offsetting the decline in local access revenues were increased local enhanced services revenue of $6.7 million for the quarter and $30.0 million year-to-date.Excluding the negative price cap impacts, voice local revenue increased by $53.6 million or 2.6% in 2002 as compared to 2001.

Network access lines decreased by approximately 32,000 consumer lines and 24,000 business lines between December 31, 2001 and December 31, 2002. ILEC consumer lines in Western Canada and Quebec decreased due to removal of second lines as a result of the significant increase in high-speed Internet subscribers, technological substitution including migration to wireless services, and losses to competitors. Consumer second lines were approximately 6.5% of total consumer access lines as at December 31, 2002. ILEC Business line losses resulting from technological substitution to more efficient Integrated Services Digital Network (ISDN) services and economic factors were 42,000. Partly offsetting this was a net 18,000 line competitive gain as growth in Central Canada Non-ILEC business lines exceeded ILEC business line losses. The combined ILEC business and local consumer market share was estimated to be 97% at December 31, 2002 (98% at December 31, 2001).

Voice contribution revenue decreased for the quarter and year ended December 31, 2002, respectively, when compared with the same periods one year ago. The change in contribution revenue resulted principally from CRTC Decisions 2000-745 on Changes to the Contribution Regime and 2001-238 on Restructured Bands, which reduced the revenues that TELUS received to subsidize high cost service areas in 2002. Under these decisions, there was also a much smaller decrease in contribution expense (or revenue tax) impacting both the Communications and Mobility segments in 2002 (see discussion under Operations expense).

Voice long distance revenue decreased for the quarter and year ended December 31, 2002, respectively, when compared with the same periods one year ago. Wholesale settlement revenues decreased by $1.5 million for the quarter and $39.1 million for 2002, respectively, when compared with the same periods in 2001, due to lower inbound minutes from domestic carriers, migration of competitors' minutes to their own networks, as well as lower rates on international traffic, partly offset by higher inbound international transit volumes and favourable retroactive adjustments to certain domestic settlement rates in the fourth quarter. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue and minute erosion. In addition, there was short-term increase in 2001 to consumer long-distance revenues due to capping of minutes in unlimited plans in June 2001 that was not repeated in 2002 due to changes to consumer calling patterns. To a lesser extent, revenues were reduced because of price cap impacts. These declines were partially offset by implementation of a $1.25 monthly long distance plan administration fee and a 2-cent per minute rate increase in consumer calling plans effective February 2002.

Data revenues include Enhanced/IP data services (services such as Internet access, hosting and applications, LAN/WAN, gateway service, internetworking, and remote access) and other data services (managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlement and data equipment sales). Wireless data revenues are included in Mobility Segment Network revenues. The decrease in total data revenues for the fourth quarter was primarily due to negative price cap decision impacts of $9.3 million and a decrease in international IT services revenue of $5.5 million. Recurring international IT services revenue became significant starting in the fourth quarter in 2001. Organic data revenue growth, which excludes revenues from 2001 acquisitions as well as the impacts of price caps and international data revenues, was 3.1% and 9.7%, respectively, for the quarter and the year ended December 31, 2002.

* Enhanced data/IP revenue increased by $19.5 million for the quarter and $134.6 million for the year mainly due to the year-over-year growth in consumer high-speed Internet customer base of 90.9%, and increased internetworking and hosting revenues, partly offset by lower e-commerce (consistent with lower demand observed in the Canadian e-commerce marketplace) and lower content and portal revenues. During the fourth quarter of 2002, the Company completed a post-implementation review of Internet subscriber counts and net additions, following the implementation of a new billing system in the third quarter. It was determined that dial-up deactivations related to conversion of accounts to high-speed Internet were understated as a result of the billing system changes. Consequently, dial-up subscriber net deactivations of 24,400 in the fourth quarter included an adjustment of 21,100. High-speed Internet net additions of 43,200 in the fourth quarter were reduced by a 3,400 negative adjustment as a result of the post-implementation review. Fourth quarter high-speed Internet net additions decreased by 25.0% as compared to 57,600 in the same period in 2001 due primarily to slower market growth. As a result of the slower market growth and the subscriber adjustment, high-speed Internet net additions for 2002 were slightly lower than the latest guidance of 'approximately 200,000'.

* Other data revenues decreased by $24.3 million and increased by $55.4 million, respectively, for the quarter and year ended December 31, 2002, when compared with the same periods in 2001. The decrease for the quarter included $9.4 million lower data managed services revenues, $9.3 million negative price cap impacts, and $5.5 million reduced international IT managed services revenue. Lower data settlement revenue from competitors was offset by increased volumes for such services as digital private line and packet switched services. The increase for the year included $102.0 million due to increased volumes for digital private line services, packet switched services, videoconferencing, and other services, as well as increased equipment sales. In addition, 2002 international IT managed services revenue increased by $33.9 million, partly offset by $59.0 million lower data settlement revenue, and $21.5 million negative price cap impacts.

The decrease in Other revenue for the quarter and year ended December 31, 2002, respectively, when compared with the same periods in 2001, was due to lower voice equipment sales volumes as a result of reduced demand and increased focus on higher margin product portfolios, as well as a greater emphasis on data equipment sales, and to a lesser extent, closure of retail stores. The decrease in revenues for the year was from these same factors and from $10.9 million lower late payment charges, partly offset by the inclusion of five additional months of revenue from the former Williams Communications, which TELUS purchased on June 1, 2001.

Included in the total revenues discussed above are Non-ILEC revenues of $152.2 million and $527.3 million for the quarter and year ended December 31, 2002, respectively, compared with $132.8 million and $335.1 million, respectively, for the same periods in 2001. Minor adjustments have been made to prior period Non-ILEC revenues and operations expense to reflect current customer account classifications.

Intersegment revenues represent services provided by the Communications segment to the Mobility segment and are eliminated upon consolidation along with the associated expense from TELUS Mobility.

Key operating indicators - TELUS Communications
Three months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
(000s for subscribers and additions)

Network access lines, end of period			4,911 		4,967 			(56)		(1.1)

Total Internet subscribers, end of period (1)		  801.7 	  669.9 		131.8 		19.7
	Dial-up						  391.7 	  455.1 		(63.4)	       (13.9)
	High-speed					  410.0 	  214.8 		195.2 		90.9
Total Internet subscriber net additions (1)		   18.8 	   64.0 		(45.2)	       (70.6)
	Dial-up						  (24.4)	    6.4 		(30.8)	      (481.3)
	High-speed				 	   43.2 	   57.6 		(14.4)	       (25.0)
--------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001			Change		%
--------------------------------------------------------------------------------------------------------------------------------
(000s for subscribers and additions)

Total Internet subscriber net additions (1)		  131.8 	  173.0 		(41.2)	       (23.8)
Dial-up							  (63.4)	   41.8 	       (105.2)	      (251.7)
High-speed						  195.2 	  131.2 		 64.0 	        48.8
--------------------------------------------------------------------------------------------------------------------------------

(1) Internet net additions and year-end subscriber counts for 2002 include reductions of approximately 21,100 dial-up subscribers and approximately 3,400 high-speed Internet subscribers as a result of a post-implementation review following billing system conversions.


Operating revenues - TELUS Mobility
Three months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Network revenue					          490.5 	  423.5 		 67.0 		15.8
Equipment revenue		                           59.7 	   52.5 	          7.2 		13.7
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                  550.2 	  476.0 		 74.2 		15.6

Intersegment revenue		                            4.3 	    4.4 		 (0.1)		(2.3)
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                          554.5 	  480.4 		 74.1 		15.4
---------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31	                        2002		2001		        Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Network revenue		                                1,852.7 	1,645.0 		207.7 		12.6
Equipment revenue		                          164.7 	  163.5 		  1.2 		 0.7
---------------------------------------------------------------------------------------------------------------------------------
External operating revenue		                2,017.4 	1,808.5 		208.9 		11.6

Intersegment revenue		                           17.5 	   17.4 		  0.1 		 0.6
---------------------------------------------------------------------------------------------------------------------------------
Total operating revenue		                        2,034.9 	1,825.9 		209.0 		11.4
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless data and fees for value-added services. Network revenue increased notably (15.8% and 12.6%) for the quarter and year ended December 31, 2002, respectively, as compared to the same periods in 2001. The Network revenue growth was a result of the continued expansion of TELUS Mobility's subscriber base by 16.2% to approximately 3.0 million subscribers from 2.6 million one year ago while maintaining an industry leading average revenue per subscriber unit per month (ARPU).

TELUS Mobility continued to pursue a strategy focused on profitable revenue growth and subscriber retention, which resulted in steady ARPU and a substantially improved churn rate compared with 2001. ARPU was $56 and $55 for the fourth quarter and year ended December 31, 2002, respectively, as compared to $56 and $57 for the same periods in 2001. The relative stability of ARPU in 2002 was in contrast with historical trends observed in the fourth quarter (typically an approximate decrease of 3% in fourth quarter ARPU as compared with the previous year). This was a significant achievement considering 2002 trends of greater in-bucket usage, postpaid / prepaid mix changes, retention offers aimed at reducing postpaid churn, and overall competitive market pressures. In-bucket usage refers to plans that offer free minutes (at a fixed fee) for periods of time including Free Evenings and Weekends and After-School Calling. The stable ARPU for the fourth quarter and slight decline for the full year was attributed to increased usage and to TELUS Mobility's pricing discipline. Average minutes of use (MOU) per subscriber per month were 302 and 290 for the fourth quarter and full year, respectively, as compared to 276 and 270 for the same periods in 2001. As of December 31, 2002, postpaid subscribers accounted for 83.1% of the total cumulative subscriber base as compared to 84.9% one year earlier. Net postpaid subscriber additions for the fourth quarter of 81,700 represented 62.4% of all net additions in the period as compared to 95,500 or 59.5% for the corresponding period one year ago. Similarly, full year net postpaid additions of 301,600 represented 72.2% of all net additions or an 80,100 (36.2%) increase as compared to 221,500 or 53.1% for the same period one year earlier. Total net subscriber additions were 131,000 and 417,800 for the fourth quarter and full year, respectively, as compared to 160,400 and 417,500 for the comparable periods one year ago. TELUS Mobility's strong subscriber growth in the first three quarters of 2002 provided the flexibility to exercise pricing discipline despite significant promotional activity by competitors in the fourth quarter. Net additions for 2002 were similar to those for the prior year and reflect an increase in market share given a significant decrease in industry net additions as compared to 2001.

For the second consecutive quarter, the blended postpaid and prepaid churn rate averaged slightly less than 1.7% per month in the fourth quarter of 2002, a significant improvement from 2.1% for the comparable period one year earlier. The churn rate for the year ended December 31, 2002 was 1.8% per month, which also represented an improvement from 2.0% churn for the same period in 2001. As a result of the reduced churn rate, deactivations declined 5.3% to 147,400 for the fourth quarter 2002 as compared to 155,600 for the same period in 2001 despite a 16.2% increase in the subscriber base. Full year deactivations increased by 4.5% to 599,100 from 573,300 in 2001. The improved churn and industry leading ARPU are evidence of the continued focus and execution by TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decline in the churn rate is attributed to improved network quality and coverage including the implementation of the roaming/resale agreements with Bell Mobility and Aliant Telecom Wireless, improved client service levels, client contracting as part of loyalty and retention programs, and the grandfathered per-second rate plans compared to new per minute billing plans.

Equipment sales, rental and service revenue in the quarter and year ended December 31, 2002, was $59.7 million and $164.7 million, respectively, as compared to $52.5 million and $163.5 million for the same periods in 2001. The increase in equipment revenue occurred despite a decline in gross subscriber additions to 278,400 for the fourth quarter of 2002 as compared with 316,000 for the same period in 2001. The quarterly increase in equipment revenues was principally due to handset pricing discipline and product mix. The full year increase in equipment revenues was principally due to a 26,100 (2.6%) increase in gross subscriber activations to 1,016,900 in 2002 from 990,800 in 2001.

Intersegment revenues represent services provided by the Mobility segment to the Communications segment and are eliminated upon consolidation along with the associated expense in TELUS Communications.

Key operating indicators - TELUS Mobility
Three months ended December 31				2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
(000s for subscribers and additions)
Net subscriber additions - postpaid			   81.7 	   95.5 	        (13.8)	       (14.5)
Net subscriber additions - prepaid			   49.3 	   64.9 		(15.6)	       (24.0)
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - total	 		  131.0           160.4 		(29.4)	       (18.3)

Churn, per month (%)					    1.7 	    2.1 		 (0.4)		  -
Cost of Acquisition (COA) per gross subscriber
 addition ($)		  				    543 	    509 		   34 		 6.7
Cost of Acquisition (COA) per gross subscriber
 addition excl. retention and migration ($)		    478 	    447 		   31 		 6.9
ARPU ($)		 				     56 	     56 		    - 		  -
Total POPs1 covered (millions)				   25.3 	   24.6 		  0.7 		 2.8
Digital POPs covered (millions)		                   25.2 	   24.2 		  1.0 		 4.1
Digital POPs covered incl. roaming/resale 2		   27.4 	     - 			   - 		  -

EBITDA ($ millions)		                          128.6 	   55.1 		 73.5 	       133.4
EBITDA excluding COA ($ millions)			  278.9 	  214.4 		 64.5 		30.1
---------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
(000s for subscribers and additions)

Net subscriber additions - postpaid			  301.6 	  221.5 		 80.1 		36.2
Net subscriber additions - prepaid			  116.2 	  196.0 		(79.8)	       (40.7)
---------------------------------------------------------------------------------------------------------------------------------
Net subscriber additions - total			  417.8 	  417.5 		  0.3 		 0.1

Subscribers - postpaid					2,490.6 	2,189.0 		301.6 		13.8
Subscribers - prepaid				          504.9 	  388.7 		116.2 		29.9
Subscribers - total				        2,995.5 	2,577.7 		417.8 		16.2

Churn, per month (%)					    1.8 	    2.0 		 (0.2)		  -
Cost of Acquisition (COA) per gross subscriber
 addition ($)3						    497 	    502 		   (5)		(1.0)
Cost of Acquisition (COA) per gross subscriber
 addition excl. retention and migration ($)3		    425 	    446 		  (21)		(4.7)
ARPU ($)						     55 	     57 		   (2)		(3.5)

EBITDA ($ millions)					  534.8 	  355.8 		179.0 		50.3
EBITDA excluding COA ($ millions)		        1,016.4 	  837.7 		178.7 		21.3
---------------------------------------------------------------------------------------------------------------------------------

(1) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage area.

(2) TELUS Mobility has not activated all digital roaming areas.
TELUS PCS digital population coverage was 21.4 million and 27.4 million including the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. TELUS PCS and Mike digital population coverage was 25.2 million.

(3)For the year ended December 31, 2002, Cost of Acquisition of $497 and $425 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the year ended December 31, 2002 would be $476 and $404 excluding retention and migration.

Operations expense - TELUS Communications
($ in millions)	                                        2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  750.4 	  872.7 	       (122.3)	       (14.0)
Twelve months ended December 31				3,100.8 	3,185.7 		(84.9)		(2.7)
---------------------------------------------------------------------------------------------------------------------------------

TELUS Communications operations expenses decreased in the quarter and year ended December 31, 2002, when compared with the same periods in 2001, as a result of OEP cost reductions including lower salaries and benefits from approximately 4,400 net staff reductions since June 30, 2002 (5,200 net staff reductions since December 31, 2001), a lower contribution expense, and the favourable impact of investment tax credits (ITCs) of $10.5 million in the fourth quarter of 2002 ($50.5 million for 2002). The ITCs were recognized as a result of a settlement with Canada Customs and Revenue Agency (CCRA) for previous years' claims and were recorded as a reduction of operations expense as this is where the qualifying expenses were recorded originally. The OEP and contribution decreases were partly offset by Non-ILEC expansion and 2001 acquisitions.

Non-ILEC expenses decreased by $0.1 million and increased by $153.8 million, respectively, for the quarter and year ended December 31, 2002, when compared with the same periods in 2001. Expenses in the fourth quarter were relatively unchanged as increased facility costs associated with network expansion, increased cost of sales associated with revenue growth, and increased bad debt expense were offset by expense control including the movement of a greater proportion of traffic services on-net. The increase for the year was mainly due to additional costs from companies acquired from June to October 2001, as well as increased facility costs and cost of sales associated with revenue growth.

ILEC operations expense decreased by $122.2 million and $238.7 million, respectively, for the quarter and year ended December 31, 2002, when compared with the same periods in 2001. The most significant changes were OEP-related salary savings from reduced staff counts and other non-labour savings of approximately $80 million in the quarter and $150 million in the year, as well as a decrease in contribution expense of $28.0 million and $123.4 million for the quarter and year, respectively. The change to contribution expense resulted from the lowering of contribution rates from 4.5% of eligible revenues to a final rate of 1.3% of eligible revenues, as determined in CRTC contribution and rebanding decisions. Combined wholesale settlement, facilities and clearinghouse expenses decreased by $10.6 million for the quarter and $16.6 million for the year, while payments under the Software and Related Technology and Services Agreement with Verizon decreased by $6.7 million and $25.5 million, respectively, for the quarter and for the year. Equipment cost of sales decreased by $21.0 million for the quarter and $37.6 million for the year due to lower equipment sales, while consumer Internet cost of sales decreased by $6.9 million for the quarter due to lower subscriber additions (increased by $5.4 million for the year due to higher subscriber additions for the year). Operations expenses also decreased by $10.5 million and $50.5 million, respectively, for the quarter and year ended December 31, 2002, when compared to the same periods in 2001 due to receipt of ITCs in 2002. Bad debt expense decreased by $10.1 million in the quarter and $3.1 million in the year.

The above decreases in ILEC operations expenses were partially offset by the following expense increases for the quarter and year ended December 31, 2002. Along with lower salaries and benefits associated with the OEP described above and the significant reduction in the capital expenditure program, capitalized labour costs decreased $22.5 million in the quarter ($16.7 million in the year). Capitalization rates for labour in 2002 and 2001 were similar (approximately 12% of salaries and benefits in the fourth quarter of 2002 compared with 15% in the same period in 2001 with an average of approximately 14% for each year). Pension expenses increased by $10.7 million for the quarter ($41.4 million for the year). For the twelve-month period, expenses related to international IT managed service revenues increased by $33.3 million, building lease payments increased by $5.7 million due to the sale and leaseback of administrative buildings in 2001, and a one-time $8.0 million property tax recovery was recorded in the first quarter of 2001, for which there is no equivalent recovery in 2002. Other expense increases of approximately $18.4 million for the quarter and $57.5 million for the year were primarily as a result of the annualized impact of salary and employee-related expenses associated with 2001 acquisitions.

In 2003, pension expense is expected to increase by approximately $65 million. This change is less than previously expected as a result of superior investment returnes in the fourth quarter of 2002. The pension expense change in 2003 is not expected to result in a corresponding increase in cash contributions. The projected increase in the 2003 pension expense is non-cash in nature and is related to amortization of actuarial losses and a lower expected return on assets for defined benefits pension plans (reduced to 7.5% from 7.75%).

Operations expense - TELUS Mobility
($ in millions)						2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  425.9 	  425.3 		  0.6 		 0.1
Twelve months ended December 31				1,500.1 	1,470.1 		 30.0 		 2.0
---------------------------------------------------------------------------------------------------------------------------------

TELUS Mobility operations expenses increased for the quarter and year ended December 31, 2002, respectively, when compared to the same periods one year ago. Full year expenses included a $21.0 million reduction resulting from a favourable clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Normalized for this reduction in expenses, full year operations expense increased by $51.0 million or 3.5%. The increase was principally due to general and administrative expenses (G&A) for client services to support higher subscriber levels and to a lesser extent, COA attributed to higher postpaid gross activations. However, significant productivity improvement is evident when G&A expense increase of 11.7% is compared with network revenue growth of 15.8% and 12.6% for the fourth quarter and full year, respectively, and with subscriber growth of 16.2% year-over-year.

Expenses related to equipment sales decreased $3.5 million or 2.8% in the fourth quarter and decreased $22.8 million or 5.8% for the full year 2002 as compared to the respective periods one year earlier. The fourth quarter decrease was due to a decline of 37,600 gross subscriber activations as compared to the same period in the prior year. The full year decrease was related to the $21.0 million favourable clarification of provincial tax legislation. Once normalized, full year equipment costs decreased by $1.8 million or (0.5%) due to favourable exchange rates and vendor pricing being partly offset with 26,100 higher gross subscriber additions. These costs are included in COA.

Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses improved $7.0 million or 7.1% to $92.0 million in the fourth quarter of 2002, as compared to $99.0 million for the same period in 2001. Full year expenses decreased $20.3 million or 5.2% to $366.7 million as compared to $387.0 million for the corresponding period one year ago. These costs improved as a result of reduced contribution charges period-over-period. Contribution charges in the fourth quarter and full year were $3.9 million and $18.6 million respectively as compared to $17.4 million and $60.1 million for the same periods one year earlier. When normalized for reduced contribution revenue taxes in 2002, the increase in network operating expenses were $6.5 million or 6.6% and $21.2 million or 5.5% in the fourth quarter and full year, respectively, as compared to the same periods in 2001. The normalized increases were attributed to transmission and site-related expenses including costs in support of the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. Enhancements to both PCS and Mike digital networks across Canada helped to support the increased subscriber base and improve service levels. PCS digital population coverage increased 6.0 million (Bell - 4.8 million and Aliant - 1.2 million) from 21.4 million before the roaming/resale agreements to 27.4 million including roaming/resale areas turned on by the end of the fourth quarter. Total digital population coverage (Mike and PCS) as of December 31, 2002, was
25.2 million (27.4 million including all current digital roaming service areas) as compared to 24.2 million one year ago.

Marketing expenses excluding handset subsidies were $85.2 million and $249.4 million for the fourth quarter and full year 2002, respectively, as compared to $82.4 million and $230.2 million for the same periods in 2001. The increase in the fourth quarter was primarily due to higher advertising and promotion expenses incurred during the competitive and high volume holiday season. The full year increase was principally the result of dealer compensation as a result of 37,100 higher postpaid gross subscriber additions. COA per gross subscriber addition was $543 and $497 for the fourth quarter and full year, respectively (excluding any benefit from the $21.0 million PST ruling), as compared to $509 and $502 for the same periods in 2001. The increase in COA in the fourth quarter was from lower than anticipated gross subscriber additions, an increased investment in retention programs and a change to the dealer compensation rates in 2002 offset by a decrease in handset subsidies. Excluding retention and migration costs, COA per gross subscriber addition was $478 and $447 for the fourth quarter of 2002 and 2001, respectively, and $425 and $446 for the full year 2002 and 2001, respectively. Increased retention spending is consistent with TELUS Mobility's focus on reducing postpaid churn by contracting and offering incentives to the existing subscriber base.

General and Administration (G&A) expense consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses increased 6.9% to $128.2 million and 11.7% to $512.8 million for the fourth quarter and full year 2002, respectively, compared to an expense of $119.9 million and $458.9 million for the same periods in 2001. The increases were principally related to an increase in staffing levels in the areas of client operations, company-owned retail stores, expansion into new coverage territory, and channel distribution expansion to support subscriber growth and improve service levels. Employee costs increased due to a 5.1% increase in staffing levels to 5,420 total employees from 5,156 at December 31, 2001. Client operations expense increased principally due to increases in bad debts and subscriber related expenses, such as billing and postage charges. Bad debts and other client losses increased $5.6 million and $22.6 million for the quarter and year ended December 31, 2002 as compared to the same period one year earlier. This significant increase in bad debt and other client losses was related to certain temporary impacts associated with billing system conversions completed early in 2002. By the fourth quarter, such expenses had begun to return to historical levels as bad debt and other client losses declined by $5.4 million or 36.2% as compared to the third quarter of 2002. TELUS Mobility expects bad debt related expenses to decline to more historical levels in 2003. TELUS Mobility completed its fifth and final major billing system conversion over the past 18 months with the completion of the Mike billing system conversion in early October 2002.

Earnings1 Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segment

Three months ended December 31				2002		2001		        Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)

TELUS Communications					  516.6 	  543.2 		(26.6)		(4.9)
TELUS Mobility						  128.6 	   55.1 		 73.5 	       133.4
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					  645.2 	  598.3 		 46.9 		 7.8
---------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001		       Change		 %
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)

TELUS Communications					1,983.8         2,173.8 	       (190.0)		(8.7)
TELUS Mobility						  534.8 	  355.8 		179.0 		50.3
---------------------------------------------------------------------------------------------------------------------------------
TELUS Consolidated					2,518.6 	2,529.6 		(11.0)		(0.4)
---------------------------------------------------------------------------------------------------------------------------------
(1) Excluding Restructuring and workforce reduction costs.

EBITDA1 margin2 by segment (%)
Three months ended December 31				2002		2001		        Change
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications					   40.8 	   38.4 		  2.4 		  -
TELUS Mobility						   23.2 	   11.5 		 11.7 		  -
TELUS Consolidated					   36.0 	   32.0 		  4.0 		  -

Twelve months ended December 31				2002		2001			Change

TELUS Communications					   39.0 	   40.6 		 (1.6)		  -
TELUS Mobility						   26.3 	   19.5 		  6.8 		  -
TELUS Consolidated					   35.9 	   35.7 		  0.2 		  -
---------------------------------------------------------------------------------------------------------------------------------

(1) Excluding Restructuring and workforce reduction costs.
(2) EBITDA divided by total revenue.

TELUS Communications Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) excluding Restructuring and workforce reduction costs decreased by $26.6 million and $190.0 million for the quarter and year ended December 31, 2002, when compared to the same periods in 2001, primarily due to the negative impacts of the changes in contribution rates and the price cap decision. Normalized for these negative regulatory impacts, TELUS Communications EBITDA would have increased by $61.2 million and $119.3 million, respectively. The normalized improvement is attributable to operational efficiency savings, receipt of investment tax credits, and increased data revenue offset by decreases in other areas such as long distance and voice equipment sales. Non-ILEC negative EBITDA of $17.6 million and $107.2 million for the quarter and year ended December 31, 2002, respectively, showed improvement from the negative $37.0 million and $145.6 million reported for the same periods in 2001 due to higher margin revenue growth, cost efficiencies, and improved economies of scale. Non-ILEC negative EBITDA decreased for the fifth consecutive quarter in the fourth quarter of 2002.

TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. TELUS Mobility EBITDA for the fourth quarter improved by $73.5 million or 133.4% as compared to the same period one year earlier. The increase was principally due to a 15.8% increase in network revenue, resulting from a 16.2% increase in the cumulative subscriber base, lower contribution fees, as well as enhanced operating efficiencies. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 96.3% and 86.0% in the fourth quarter and full year 2002, respectively, as compared to 94.1% and 67.7% for the same periods in 2001. Full year 2002 EBITDA increased by $179.0 million (50.3%) when compared to the corresponding period in 2001. Excluding the $21.0 million favourable PST clarification, and reduced regulatory contribution expense of $41.5 million, full year 2002 EBITDA improved by $116.5 million (32.7%) as compared to the same period in 2001. EBITDA margin as a percentage of network revenue (before the PST clarification) improved to 26.2% and 27.7% for the fourth quarter and year ended December 31, 2002, respectively, as compared to 13.0% and 21.6% for the same periods one year earlier. The improvement in EBITDA margin was attributable to strong subscriber and revenue growth, economies of scale recognized through improved efficiencies resulting from the successful integration of TELUS Mobility's operations and investments in information systems and technology, as well as lower contribution charges and the favourable PST clarification. For TELUS Mobility, EBITDA divided by network revenue was 26.2% and 28.9% for the fourth quarter and full year, respectively, as compared to 13.0% and 21.6% for the same periods in 2001. Excluding the $21.0 million PST clarification, full year margin for 2002 was 27.7%.

Depreciation and amortization

Three months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Depreciation						  315.2 	  277.4 		 37.8 		13.6
Amortization of intangible assets			   94.7 	  117.0 		(22.3)	       (19.1)
---------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
Depreciation						1,213.7 	1,127.6 		 86.1 		 7.6
Amortization of intangible assets			  356.6 	  366.6 		(10.0)		(2.7)
---------------------------------------------------------------------------------------------------------------------------------

Depreciation increased for the quarter and year ended December 31, 2002, when compared to the same periods one year earlier. For the fourth quarter, depreciation increased primarily due to $40.9 million higher expense related to net growth in capital assets (predominantly in wireless and data network capital assets) and $4.2 million related to the acquisition of PSINet, partially offset by $7.3 million lower depreciation expense due to service life increases for network assets implemented in late 2001 as a result of TELUS' ongoing depreciation studies. Similarly, an increase in depreciation expense of $85.5 million in 2002 due to growth in wireless and data network capital assets and a $29.7 million increase related to the acquisition of PSINet was partially offset by $29.1 million lower depreciation on network assets due to service life increases implemented in late 2001.

Amortization decreased for the quarter and year ended December 31, 2002, when compared to the same periods in 2001. Amortization in respect of administrative software assets and subscribers decreased by $22.3 million and increased by $79.6 million, respectively, for the quarter and year ended December 31, 2002. In the comparative 2001 periods, the Company recorded amortization of $22.5 million and $89.6 million respectively for intangible assets with indefinite lives. Commencing January 1, 2002, the Company no longer amortizes intangible assets with indefinite lives as a result of the required adoption of CICA policy.

Restructuring and workforce reduction costs

($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  241.0 	     - 			241.0 		  -
Twelve months ended December 31				  569.9 	  198.4 		371.5 	       187.2
---------------------------------------------------------------------------------------------------------------------------------

Restructuring and workforce reduction costs were recorded in 2001 and 2002 for Operational Efficiency Program (OEP) costs. In 2001, the Company initiated a phased OEP aimed at improving operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. In the first quarter of 2001, a restructuring charge of $198.4 million was recorded. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges. In the first quarter of 2002 the Company recorded a $12.5 million expense in respect of restructuring and workforce reduction costs incurred in excess of the 2001 provision. By December 31, 2001, excluding the impacts of staff increases associated with acquisitions, there were approximately 800 net staff reductions as a result of the OEP.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, on June 7, 2002, the Company initiated a program offering an Early Retirement Incentive Plan (ERIP) and Voluntary Departure Incentive Plan (VDIP) to 11,000 of over 16,000 bargaining unit employees and on July 11, 2002, the Company announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the OEP commenced in the third quarter of 2002 and was focused on operationalizing the above noted initiatives. Twenty-four of the 43 customer contact centres targeted for consolidation were consolidated by December 31, 2002. All 33 of the TELUS stores targeted for closure were closed by December 31, 2002. Consolidation of administrative offices was largely completed by December 31, 2002. TELUS Communications reduced its staff count by approximately 2,500 in the fourth quarter, and 5,200 for the year ended December 31, 2002. Since the inception of the OEP in 2001 up to December 31, 2002, the Company has reduced its staff count by approximately 6,000, comprised of 4,200 bargaining unit positions and 1,800 management positions. TELUS currently expects approximately 1,300 additional net employee reductions as a result of the OEP to occur in 2003.

The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. During the fourth quarter of 2002, the Company recorded $241.0 million of restructuring and workforce reduction costs, representing approximately 2,900 additional management and bargaining unit ERIP and VDIP employee acceptances and planned involuntary terminations and other costs. The total restructuring and workforce reduction expense of $569.9 million for 2002 consisted of a phase one expense of $12.5 million incurred in 2002, which was in excess of the phase one 2001 provision, as well as a $557.4 million provision in 2002 related to the second and third phases of the OEP. This 2002 provision included management, ERIP, VDIP and other operational efficiency pursuits. An additional restructuring amount of approximately $20 million is expected to be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

The EBITDA savings for staff reductions since the start of the OEP was approximately $50 million and $107 million, respectively, for the fourth quarter and year ended December 31, 2002. The currently expected annual savings for 2003 are expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.

Other expense (income)
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				   24.3 	    2.6 		   21.7	  	  -
Twelve months ended December 31				   40.8 	  (17.0)		   57.8	 	  -
---------------------------------------------------------------------------------------------------------------------------------

Other expense (income) includes impairments in portfolio investments, gains and losses on disposal of property, charitable donations, and accounts receivable securitization expense. For the quarter and year ended December 31, 2002, impairments totalling $17.9 million and $19.6 million, respectively, were recorded for certain minority investments, while losses in equity investments increased by $1.5 million and $7.4 million, respectively, from the same periods in 2001. Accounts receivable securitization expense increased by $2.4 million and $2.6 million, respectively, when compared with the same periods in 2001 as a result of the establishment of a new, expanded program at the end of July 2002. Other income for the year ended December 31, 2001 included a $24.5 million gain from the sale of a fibre asset.

Financing costs

($ in millions)						2002		2001			Change		%
--------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  150.1 	  180.4 		  (30.3)       (16.7)
Twelve months ended December 31				  604.1 	  624.5 		  (20.4)        (3.3)
---------------------------------------------------------------------------------------------------------------------------------

Financing costs for the quarter and year ended December 31, 2002 include pre-tax gains on debt redemption of $0.3 million and $82.7 million, respectively, as well as recognition of interest income of $19.0 million and $24.0 million, respectively, associated with the receipt of ITCs. The pre-tax gains on debt redemption arose from the repurchase of approximately $410 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $318 million including commissions and net of cross currency swap unwind proceeds. Please refer to the discussion under Cash Provided by Financing Activities in the following pages for further details. Financing costs for the year ended December 31, 2001 included a $65.9 million gain on redemption of Clearnet senior discount notes.

Excluding the gains on debt repurchase and interest income received on ITCs, financing costs for the quarter ended December 31, 2002 decreased by $11.0 million when compared to the same period one year ago. Interest on long-term debt and short-term debt decreased by $5.4 million due to a lower average debt balance, when compared with the same period in 2001, as well as a lower effective interest rate. The average debt outstanding during the quarter ended December 31, 2002 was $8,397 million ($8,630 million - 2001), while the effective interest rate on the average debt outstanding was 7.9% for same period (8.1% - 2001). Other changes in financing costs included an increase in net foreign exchange gains and an increase in interest income from short-term investments.

Excluding gains on debt repurchase and redemption and interest income received on ITCs, financing costs for the year ended December 31, 2002 increased by $20.4 million when compared to the same period one year ago. Interest on long-term and short-term debt increased by $9.3 million for the year ended December 31, 2002 due to a higher effective interest rate, when compared with the same period in 2001, partly offset by a lower average debt balance. The effective interest rate on the average debt outstanding was 7.9% for the twelve-month period in 2002 (7.8% - 2001), while the average debt outstanding during 2002 was $8,818 million ($8,916 million - 2001). Other changes to financing costs included a $10.9 million decrease in interest income in 2002 due to lower volume of short-term investments.

The short-term obligation and long-term debt balance as at December 31, 2002 decreased by $494 million to $8,388 million from $8,881 million at the end of 2001, while the average term to maturity has decreased to 6.6 years as at December 31, 2002 (7.6 years - 2001).

Refinancing charge from debt restructuring
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				     - 		     - 			   - 		  -
Twelve months ended December 31				     - 		   96.5 		(96.5)        (100.0)
---------------------------------------------------------------------------------------------------------------------------------

As a result of negotiating new senior credit facilities in 2001, a non-cash refinancing charge of $96.5 million was recorded in 2001 to expense fees related to interim bridge financing for the acquisition of Clearnet, which were paid and deferred in 2000.

Income taxes
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  (41.6)	   19.4 	        (61.0)	      (314.4)
Twelve months ended December 31				  (42.5)	   93.4 	       (135.9)	      (145.5)
---------------------------------------------------------------------------------------------------------------------------------

The recovery of income taxes for the quarter and year ended December 31, 2002, when compared with tax expense recorded in the same periods in 2001, was primarily due to losses before taxes in 2002 compared with income before taxes in 2001. The income tax recovery for the quarter and year ended December 31, 2002 was reduced by large corporations tax (LCT) and future tax expense recorded for revaluation of future tax assets and liabilities for decreases in statutory tax rates. The tax expense for the comparable periods in 2001 was increased by LCT and future income tax expense for the revaluation of future income tax assets and liabilities resulting from prospective changes in income tax rates.

Non-controlling interest
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				    0.7 	     - 			  0.7 		  -
Twelve months ended December 31				    3.1 	    3.6 		 (0.5)	       (13.9)
---------------------------------------------------------------------------------------------------------------------------------

Non-controlling interest for the quarter and year December 31, 2002 primarily represents a partner's interest in TELUS International Inc. The decrease in non-controlling interest for 2002, when compared to 2001, was mainly due to TELUS' purchase of the remaining 30% of TELUS Quebec from Verizon on June 30, 2001.

Goodwill amortization
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				     - 		   45.1 		(45.1)	      (100.0)
Twelve months ended December 31				     - 		  174.8 	       (174.8)	      (100.0)
---------------------------------------------------------------------------------------------------------------------------------

Commencing January 1, 2002, the Company no longer amortizes goodwill. This is the result of the required adoption of new accounting rules in CICA Handbook
Section 3062.

Discontinued operations
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				     - 		   (3.1)		  3.1 		  -
Twelve months ended December 31				   (1.9)	  592.3 	       (594.2)	      (100.3)
---------------------------------------------------------------------------------------------------------------------------------

By the end of August 2002, TELUS completed the sale of its U.S. directory operations. Discontinued operations for 2001 represented combined income from directory advertising and equipment leasing businesses prior to their effective divestiture dates and the respective gains recognized upon divestiture. The sale of TELUS Advertising Service's British Columbia, Alberta and Ontario directory business and TELUS Quebec's directory business to Verizon's Dominion Information Services closed on July 31, 2001. TELUS exited the equipment leasing business on September 30, 2001.

Preferred dividends
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				    0.9 	    0.9 		   - 		  -
Twelve months ended December 31				    3.5 	    3.5 		   - 		  -
---------------------------------------------------------------------------------------------------------------------------------

There were no changes to the quarterly preferred dividend.

Interest on convertible debentures
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				    1.7 	    2.3 		 (0.6)	       (26.1)
Twelve months ended December 31				    6.8 	    7.0 		 (0.2)	        (2.9)
---------------------------------------------------------------------------------------------------------------------------------

The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

Common share and non-voting share income (loss)
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				 (141.8)	  (49.9)		  (91.9)      (184.2)
Twelve months ended December 31				 (239.3)	  443.0 		 (682.3)      (154.0)
---------------------------------------------------------------------------------------------------------------------------------

The Common share and non-voting share income was lower in the quarter ended December 31, 2002, when compared to the same period in 2001, primarily due to the restructuring and workforce reduction costs recorded in 2002 (an increase of approximately $159 million after tax), partially offset by the elimination of amortization of intangible assets with indefinite lives and goodwill due to the required adoption of CICA Handbook Section 3062 (approximately $58 million after tax) and improved EBITDA (approximately $28 million after tax).

The Common share and non-voting share income was reduced in the year ended December 31, 2002, when compared to the same period in 2001, primarily due to recognition in 2001 of $592.3 million income in discontinued operations, and significantly increased restructuring and workforce reduction costs in 2002 (an increase of approximately $263 million after tax), partially offset by the elimination of amortization of intangible assets with indefinite lives and goodwill (approximately $225 million after tax).

Liquidity and capital resources
  Cash provided by operating activities
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  364.3 	  267.5 		 96.8 		36.2
Twelve months ended December 31				1,742.0 	1,407.8 		334.2 		23.7
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by operating activities increased for the quarter ended December 31, 2002, when compared with the same period in 2001, due mainly to a $101.9 million decrease in taxes paid (excluding investment tax credits, which are also part of EBITDA), $26.1 million decrease in investment in accounts receivable in 2002 compared with a $50.3 million increase in accounts receivable in 2001, $47.6 million lower paid interest, and $46.9 million higher EBITDA, partly offset by $118.0 million higher workforce restructuring payments, and $82.0 million lower changes in non-cash working capital from discontinued operations related to the divestiture of the directory business and exiting the equipment leasing business in 2001.

Cash provided by operating activities increased for the year ended December 31, 2002, when compared with the same period in 2001, due mainly to a $294.5 million decrease in taxes paid (excluding investment tax credits, which are also part of EBITDA), a $331.7 million decrease in investment in accounts receivable in 2002 compared with an $85.9 million increase in accounts receivable in 2001, and $30.2 million lower negative impacts in non-cash working capital from discontinued operations, partly offset by $201.9 million higher workforce restructuring payments, $52.5 million higher paid interest, and $11.0 million lower consolidated EBITDA.

Cash provided by (used by) investing activities
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				  (380.8)	 (640.7)		259.9 		40.6
Twelve months ended December 31				(1,691.1)      (1,821.3)		130.2 		 7.1
---------------------------------------------------------------------------------------------------------------------------------

Net cash used by investing activities decreased in the quarter ended December 31, 2002 when compared to the same period one year earlier, primarily due to lower capital expenditures. In the fourth quarter of 2002, no acquisitions or divestitures were made, while in 2001, $44.9 million cash was used for acquisition of assets, net of cash provided from divestitures.

Net cash used by investing activities decreased in the year ended December 31, 2002 when compared to the same period one year earlier. The decrease was mainly due to lower capital expenditures and spectrum purchases in 2002 (described in more detail below), and lower other investing activity in 2002. Cash used for investing activities in 2001 was reduced by receipt of proceeds from the sale of non-core assets: $939.6 million from the sale of the directory advertising business and exiting the equipment leasing business; and $228.4 million proceeds from the sale of administrative buildings.

Capital expenditures by segment
Three months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)

TELUS Communications					  291.0 	  386.8 		(95.8)	       (24.8)
TELUS Mobility						  125.1 	  204.8 		(79.7)	       (38.9)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures - general				  416.1 	  591.6 	       (175.5)	       (29.7)
TELUS Mobility - wireless spectrum			    0.1 	     - 		  	  0.1 		  -
---------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures				  416.2 	  591.6 	       (175.4)	       (29.6)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditure intensity (%)1			   23.2 	   31.7 		 (8.5)		  -
---------------------------------------------------------------------------------------------------------------------------------
Twelve months ended December 31				2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
($ in millions)
TELUS Communications					1,238.2 	1,605.8 	       (367.6)	       (22.9)
TELUS Mobility						  455.1 	  643.6 	       (188.5)	       (29.3)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures - general	  			1,693.3 	2,249.4 	       (556.1)	       (24.7)
TELUS Mobility - wireless spectrum			    4.6 	  355.9 	       (351.3)	       (98.7)
---------------------------------------------------------------------------------------------------------------------------------
Total capital expenditures				1,697.9 	2,605.3 	       (907.4)	       (34.8)
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditure intensity (%)1			   24.2 	   36.8 	        (12.6)		  -
---------------------------------------------------------------------------------------------------------------------------------

(1) Capital expenditures as a percentage of revenue

TELUS Communications' capital expenditures decreased for the quarter ended December 31, 2002, when compared with the same period in 2001 due to reduced spending in both Non-ILEC and ILEC initiatives. Fourth quarter Non-ILEC expenditures decreased by $10.1 million to $40.7 million, when compared with the same period in 2001, mainly due to lower co-location activity in 2002 and accelerated expansion in Quebec in 2001. Fourth quarter expenditures for ILEC sustainment decreased by $85.7 million to $250.3 million, when compared with the same period in 2001, driven by $40.3 million lower expenditures for ADSL due to accelerated ADSL expansion in 2001, $39.9 million of lower payments for software licences and brand-marks from Verizon, $18.6 million lower spending for replacing the national long distance and card service platform that was completed early in 2002, and $13.3 million lower expenditures on network infrastructure. Other ILEC capital expenditures increased by $26.4 million mainly due to spending on OEP initiatives such as consolidation of contact centres. For the Communications Segment, the ratio of capital expenditures to revenues was 23.0% for the fourth quarter compared with 27.3% in the same period in 2001. The ratio for ILEC operations was 22.5% for the fourth quarter as compared to 26.1% in the same period in 2001, while the ratio for Non-ILEC operations was 26.7% for the fourth quarter as compared to 39.5% in the same period in 2001. Reduced capital expenditure intensity in the Communications Segment improved cash flow (EBITDA less capital expenditures) by $69.2 million to $225.6 million for the fourth quarter when compared to the same period in 2001.

TELUS Communications' capital expenditures decreased for the year ended December 31, 2002, when compared with the same period in 2001. Non-ILEC expenditures decreased by $88.4 million to $214.3 million, when compared with 2001, mainly due to the completion of the national optical carrier network and IP backbone in 2001 and expenditures on an Intelligent data centre in Toronto in 2001. Expenditures for ILEC sustainment decreased by $279.2 million to $1,023.9 million, when compared with 2001, mainly due to $134.2 million lower payments for software licences and brand-marks from Verizon, $75.7 million lower expenditures on network infrastructure, $60.6 million lower expenditures for replacing the national long distance and card service platform, and $33.7 million lower expenditures for e-hosting. Expenditures for ADSL initiatives increased by $4.8 million to $250.9 million, while spending on all other initiatives increased by $20.2 million including spending on OEP initiatives such as consolidation of contact centres. For the Communications Segment, the ratio of capital expenditures to revenues decreased to 24.4% in 2002 compared to 30.0% in the same period in 2001. The ratio for ILEC operations was 22.5% for 2002 as compared to 25.8% in 2001, while the ratio for Non-ILEC operations was 40.6% for 2002 as compared to 96.8% in the same period in 2001. Reduced capital expenditure intensity in the Communications Segment improved cash flow (EBITDA less capital expenditures) by $177.6 million to $745.6 million for 2002, when compared to 2001.

In addition to capital expenditures detailed above, a fibre asset was purchased in June 2001 from a third party for non-monetary consideration of $76.0 million. As this was a non-cash purchase, the amount is not reflected in Capital expenditures on the Consolidated Statements of Cash Flows.

TELUS Mobility capital expenditures were significantly reduced for the quarter and year ended December 31, 2002, respectively, when compared with the same periods in 2001. TELUS Mobility continued the enhancement of digital cellular coverage, digitization of the analogue network, and implementation of the 1X CDMA data network. Excluding the spectrum purchase, capital spending has declined significantly year-over-year principally because of the implementation of the 1X digital network in 2001, digital conversion of analogue networks in 2001, and reduced coverage expansion costs in 2002 due to the recently operationalized roaming/resale agreements including Bell Mobility and Aliant Telecom Wireless. Capital expenditure intensity for TELUS Mobility was 22.6% for both the fourth quarter and full year 2002, as compared to 42.6% and 54.7%, respectively, for the same periods one year ago due to both lower capital spending and growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity and spectrum purchases, Mobility has improved cash flow (EBITDA less capital expenditures) to $3.4 million and $75.1 million for the fourth quarter and full year, respectively, as compared with negative $149.7 million and negative $643.7 million, respectively, for the same periods in 2001.

The Company has significantly reduced its consolidated capital expenditure intensity to 23.2% and 24.2%, respectively, for the fourth quarter and for the year ended December 31, 2002, from 31.7% and 36.8%, respectively, in the same periods in 2001. Reduced capital expenditure intensity in 2002 is consistent with TELUS' objective to reduce annual consolidated capital expenditures to 20% of revenue, or less, in 2003 and thereafter. On a consolidated basis, as a result of lower capital intensity, cash flow (EBITDA less capital expenditures) improved by $222.4 million and $896.4 million, for the fourth quarter and full year 2002 periods, respectively, when compared to the same periods in 2001.

Cash provided (used) by financing activities
($ in millions)						2002		2001			Change		%
---------------------------------------------------------------------------------------------------------------------------------
Three months ended December 31				   12.8 	  308.1 	       (295.3)	       (95.8)
Twelve months ended December 31				  (77.0)	  330.4 	       (407.4)	      (123.3)
---------------------------------------------------------------------------------------------------------------------------------

Cash provided by financing activities decreased in the quarter ended December 31, 2002 when compared with the same period one year ago. Proceeds from Common and Non-Voting shares issued from Treasury under employee share purchase plans and the channel stock incentive plan decreased by $17.9 million to $18.3 million. Net debt issued in the fourth quarter decreased by $248.7 million to $48.0 million, when compared with the same period in 2001. Dividends paid to shareholders decreased by $22.5 million mainly due to the 57% reduction in the quarterly dividend rate from 35 cents to 15 cents announced in October 2001 beginning with the January 1, 2002, payment. The reduction in dividend payments was partly offset by lower enrollment in the dividend reinvestment plan (approximately 21% for the dividend paid in October, compared with approximately 44% one year earlier).

Cash used by financing activities increased in the year ended December 31, 2002 when compared with the same period one year ago, principally due to $341.2 million net debt redemptions in 2002, compared with $540.5 million of net debt issues in 2001, partly offset by Common and Non-Voting shares issued in the third quarter and reduced dividends paid to shareholders. In September 2002, a public issuance was completed of 34.25 million Non-Voting shares concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. In addition, $92.2 million of proceeds were received from Common and Non-Voting shares issued from Treasury under employee share purchase plans, shares issued when Verizon exercised its pre-emptive rights, share option plans, and the channel stock incentive plan (compared with $103.1 million of proceeds issued in the same period in 2001 under the same plans). The net proceeds of $322.9 million from the public share issuance were used to repurchase and repay debt, including bank debt incurred in the third quarter to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The Company repurchased approximately $410 million principal amount of such notes for a cash outlay of approximately $318 million including commissions and net of cross currency swap unwind proceeds. The repurchased notes had maturities in the following years and for the approximate face amounts shown: 2003 ($49 million), 2004 ($10 million), 2006 ($22 million), 2007 ($210 million) and 2011
($118 million). The debt was repurchased at an average discount of 21%, while equity dilution was 10% from the September 2002 public share issuance. In addition, dividends paid to shareholders decreased by $189.6 million mainly due to the 57% reduction in the quarterly dividend rate. The reduction in dividend payments was partly offset by lower enrollment in the dividend reinvestment plan throughout the year.


Liquidity and capital resource ratios
Twelve months ended				Dec. 31, 2002		Dec. 31, 2001		Change		Sept. 30, 2002
---------------------------------------------------------------------------------------------------------------------------------
Fixed rate debt as proportion of
  total indebtedness (%)			    93.4 		     94.8 		(1.4)		     94.1
Net debt1 to total capitalization (%)		    56.6 		     55.5 		 1.1 		     55.8
Net debt to EBITDA2				     3.3 		      3.4 		(0.1)		      3.4
Earnings coverage 3				     0.6 		      2.0 		(1.4)		      0.8
EBITDA interest coverage4			     3.7 		      4.1 		(0.4)		      3.4
---------------------------------------------------------------------------------------------------------------------------------

(1) Long-term debt plus current obligations and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar-denominated notes. The cross currency foreign exchange hedge asset as at December 31, 2002 was $126.8 million ($181.6 million as at December 31, 2001). The impairment charge to retained earnings for intangible assets increased the December 31, 2002 measure from 54.4% to 56.6%. Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $120.4 million at December 31, 2002 and $30 million at December 31, 2001, which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.

(2) Net debt as at December 31, 2002 divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs.

(3) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.

(4) EBITDA excluding Restructuring and workforce reduction costs divided by Net financing cost before non-cash accreted interest and gains on redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded until the second quarter of 2001.

As at December 31, 2002, 93.4% of the Company's total indebtedness was at fixed rates, limiting the impact of potential interest rate increases in the short-term. A one per cent change in short-term interest rates would have an approximate $5.5 million annual impact on interest expense based on a December 31, 2002 bank facility balance of $655 million, net of $107 million of floating-to-fixed rate swaps.

During the second half of 2002, total debt, after adjusting for the foreign exchange hedge, decreased by approximately $824 million primarily as a result of debt repurchases of $410 million principal amount and a reduction of $414 million in the drawn amount under the Company's credit facilities.

TELUS has established an objective for its Net Debt to EBITDA ratio to be 3.0 or less by the end of 2003 and to be less than 2.7 by the end of 2004. The Company believes these objectives are attainable based on efficiency improvement resulting from the Operational Efficiency Program, declining capital expenditures, continued organic growth in TELUS' business segments, improved working capital, lower cash taxes driven by application of losses carried forward, as well as employee and dividend re-investment share issuances, amongst other factors. Refer to Credit Ratings below for more detail.

The Net debt to total capitalization ratio as at December 31, 2002, increased, when compared to one year ago, mainly due to the non-cash reduction in equity associated with the impairment charge for intangible assets recorded earlier this year, net of the proceeds from an equity issue in the third quarter of 2002, and an increase in the notional amount related to sold accounts receivables added to the debt balance for debt covenant purposes. TELUS has a long-term objective of reducing its ratio of Net debt to total capitalization to 50% (56.6% as at December 31, 2002). The Net Debt to total capitalization ratio increased from September 2002 due primarily to the reduction in equity associated with the fourth quarter restructuring and workforce reduction costs and an increase in the notional amount related to sold accounts receivable included in net debt for debt covenant purposes.

The Net Debt to EBITDA ratio for the twelve-month period ended December 31, 2002 improved when compared with the ratio for the twelve-month period ended December 31, 2001, mainly due a reduction of more than $430 million to short-term and long-term debt net of cross-currency hedge amount, partly offset by $90 million increase in notional amount related to sold accounts receivable and an $11 million decrease in the 12-month trailing EBITDA of $2,519 million ($2,530 million one year earlier). The Net Debt to EBITDA ratio decreased from September 2002, due mainly to improved twelve-month trailing EBITDA, when compared to September 30, 2002, as a result of OEP savings realized in the fourth quarter.

The EBITDA interest coverage ratio for the 12 months ended December 31, 2002, decreased as compared to the same period one year earlier, due to 2002 financing costs fully reflecting 2001 investing activities and a lower EBITDA, partly offset by financing costs being reduced by interest income recorded in respect of the receipt of ITCs. EBITDA interest coverage improved from September 2002, due to approximately $47 million improvement in twelve-month trailing EBITDA as a result of OEP savings realized in the fourth quarter and the interest income recorded in respect of receipt of ITCs.

Credit Facilities

TELUS credit facilities at the end of December 2002, consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($655 million drawn along with $47 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364-day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $5 million in outstanding undrawn letters of credit, at December 31, 2002). During the fourth quarter of 2002, the amount drawn on TELUS' $1.5 billion revolving credit facility increased to $655 million primarily due to cash payments related to the Company's OEP and the payment of semi-annual interest coupons on the Company's public notes.

At December 31, 2002, TELUS had unutilized available liquidity well in excess of one billion dollars. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12 month EBITDA) to exceed 4.0:1 (approximately 3.3:1 as at December 31, 2002) and to not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12 month basis) to be less than 2.5:1 (approximately 3.6:1 as at December 31, 2002) at the end of any financial quarter. There are certain differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Calculated to one decimal point, the Leverage Ratio and Net Debt to EBITDA were the same at December 31, 2002, while the Coverage Ratio and EBITDA interest coverage were 3.6:1 and 3.7:1 respectively. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

Accounts Receivable Sale

On July 26, 2002, TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, signed an agreement with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down.

During the third quarter of 2002, TCI terminated a prior securitization trust agreement dated November 20, 1997. Collection and final remittances in respect of the accounts receivable subject to the prior securitization transaction were completed by September 27, 2002.

On September 30, 2002, the new securitization agreement was amended in order to make available for purchase by the securitization trust, an interest in some of TCI's other trade receivables of a certain class that were of the type previously sold to the prior securitization trust. As at December 31, 2002, TCI had received aggregate cash proceeds of $475 million under its new accounts receivable securitization program.

TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. The amount of sold accounts receivable, which is added to debt for purposes of this ratio, is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At December 31, 2002, this amount, defined as the Asset Securitization Amount, was approximately $120.4 million.

Credit Ratings

As of February 11, 2003, no new rating actions on TELUS debt had been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

On July 8, 2002, Dominion Bond Rating Service (DBRS) confirmed its ratings at R-2(high) for TELUS Corporation, TELUS Communications (Quebec) Inc. and TELUS Communications Inc. commercial paper, but changed the trend for all to Negative. DBRS also downgraded the ratings for all other debt instruments and changed the trend to Negative. On July 11, 2002, Standard and Poors (S&P) lowered its ratings of TELUS' long-term credit and senior unsecured debt to BBB from BBB+ and lowered its Canadian scale commercial paper rating to A-2 from A-1(low). At the same time, S&P lowered its ratings for TELUS wholly owned subsidiaries TELUS Communications (Quebec) Inc. and TELUS Communications Inc. The outlook for all ratings was changed to Negative. On July 23, 2002, Fitch Ratings initiated ratings of TELUS' and TELUS Communications Inc.'s long-term credit and senior unsecured debt at BBB with negative outlook. On July 25, 2002, Moody's lowered its ratings of TELUS' long-term credit and senior unsecured debt to Ba1 (non-investment grade) from Baa2. The outlook for the Moody's rating is negative.

As at December 31, 2002, TELUS had approximately $190 million of short-term obligations - comprised of long-term debt maturing before December 31, 2003, with no outstanding bank borrowings or notes payable under commercial paper programs. The Company plans to improve its credit ratings over time by increasing its cash flow and reducing debt through increased operating cash flow driven in significant part by the announced Operational Efficiency Program in the Communications Segment, continued EBITDA growth in TELUS Mobility, lower expected EBITDA losses in Non-ILEC operations, declining capital expenditures, improved working capital, lower cash income taxes due to application of significant tax losses carried forward, discounted debt repurchases, as well as equity issuances including employee and dividend share issuances, amongst other factors. The Company's mid-term objective is to have BBB to A- ratings for its long-term credit and senior unsecured debt.

Credit rating summary
							S&P		DBRS			Moody's		Fitch
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation (1)
Senior Bank Debt					BBB		BBB			Ba1		BBB
Debentures and Notes					BBB		BBB			Ba1		BBB
Medium-term Notes					BBB		BBB			---		---
Commercial Paper					A-2		R-2(high)		---		---

TELUS Communications Inc. (1)
Debentures						BBB		BBB			---		BBB
Medium-term Notes					BBB		BBB			---		BBB
Commercial Paper					A-2		R-2(high)		---		---
Preferred Shares					P-3(high)	Pfd-3			---		---

TELUS Communications (Quebec) Inc. (1)
First Mortgage Bonds					BBB		BBB			---		---
Debentures						BBB		BBB			---		---
Medium-term Notes					BBB		BBB			---		---
Commercial Paper					A-2		R-2(high)		---		---
---------------------------------------------------------------------------------------------------------------------------------

(1) Outlook or Trend Negative

Off-Balance Sheet Arrangements and Contractual Liabilities

Financial Instruments

TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into interest rate swap arrangements that have the effect of fixing the interest rate on $107 million of floating rate debt. Hedge accounting is not applied to these swap agreements.

The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.

The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counter parties. An ongoing review is performed to evaluate changes in the status of counter parties.

Credit risk associated with accounts and leases receivable is minimized by the Company's large customer base, which covers all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains provisions for potential credit losses, and any such losses to date have been within management's expectations.

Counter parties to the Company's interest rate swap agreements and foreign exchange hedges are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counter parties' credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedges due to its credit rating and those of its counter parties. While the Company is exposed to credit losses due to the nonperformance of its counter parties, the Company considers the risk of this remote; if all counter parties were not to perform, the pre-tax effect would be limited to the value of the deferred hedging asset

The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

Share-based Compensation

Commencing January 1, 2002, the Company adopted the new recommendations of the CICA dealing with accounting for share-based compensation (CICA Handbook
Section 3870). As required, the accounting change was applied prospectively. In 2002, the Company applied the intrinsic method for share-based compensation awards granted to employees. Accordingly, no compensation cost was recorded in the accounts for its share option plans. The Company intends to comply with the CICA's Accounting Standards Board's direction for the treatment of share-base compensation. Amendments to Section 3870 are expected to be finalized in mid-2003 and would be effective commencing with the 2004 fiscal year.

Commitments and Contingent Liabilities

The Company has a number of commitments and contingent liabilities. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is also currently engaged in contract negotiations through the federal conciliation process.

TELUS Corporation
Consolidated Statements of Income
Periods ended December 31				    Three months			    Twelve months
(Unaudited) (millions)					2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES				      $ 1,794.4	      $ 1,868.0 	      $ 7,006.7       $ 7,080.5
OPERATING EXPENSES
  Operations						1,149.2 	1,269.7 		4,488.1 	4,550.9
  Depreciation 						  315.2 	  277.4 		1,213.7 	1,127.6
  Amortization of intangible assets 			   94.7 	  117.0 		  356.6 	  366.6
  Restructuring and workforce reduction costs 		  241.0 	     - 			  569.9 	  198.4
--------------------------------------------------------------------------------------------------------------------------------
							1,800.1 	1,664.1 		6,628.3 	6,243.5
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME FROM CONTINUING OPERATIONS		   (5.7)	  203.9 		  378.4 	  837.0
  Other expense (income), net 	           		   24.3		    2.6 		   40.8		  (17.0)
  Financing costs 					  150.1 	  180.4 		  604.1 	  624.5
  Refinancing charge from debt restructuring	 	     - 		     - 			     - 		   96.5
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE
  INCOME TAXES, NON-CONTROLLING INTEREST
  AND GOODWILL AMORTIZATION				 (180.1)	   20.9 		 (266.5)	  133.0
    Income taxes (recovery) 				  (41.6)	   19.4 		  (42.5)	   93.4
    Non-controlling interest				    0.7 	     - 			    3.1 	    3.6
    Goodwill amortization 				     - 		   45.1 	 	     - 		  174.8
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM CONTINUING OPERATIONS		 (139.2)	  (43.6) 		 (227.1)	 (138.8)
  Discontinued operations 	                 	     -		   (3.1) 		   (1.9)	  592.3
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)					 (139.2)	  (46.7) 		 (229.0)	  453.5
  Preference and preferred share dividends		    0.9 	    0.9 		    3.5 	    3.5
  Interest on convertible debentures, net of income taxes   1.7 	    2.3 		    6.8 	    7.0
--------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)	      $  (141.8)      $   (49.9) 	      $	 (239.3)      $   443.0
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($)
  Basic   - Continuing operations			   (0.41)	   (0.15)		   (0.75)	   (0.51)
 	  - Discontinued operations			     -		   (0.01) 		     -		    2.02
	  - Net income (loss) 				   (0.41)	   (0.16) 		   (0.75)	    1.51
  Diluted - Continuing operations			   (0.41)	   (0.15) 		   (0.75)	   (0.51)
	  - Discontinued operations			     -		   (0.01) 		     -		    2.02
	  - Net income (loss) 				   (0.41)	   (0.16) 		   (0.75)	    1.51
DIVIDENDS DECLARED PER COMMON SHARE
  AND NON-VOTING SHARE ($)				    0.15 	    0.15 		    0.60 	    1.20
TOTAL WEIGHTED AVERAGE COMMON SHARES AND
  NON-VOTING SHARES OUTSTANDING (MILLIONS)
    - BASIC	  					  345.2 	  301.8 		  317.9 	  294.2
    - DILUTED					  	  345.2 	  301.8 		  317.9 	  294.2
================================================================================================================================


TELUS Corporation
Consolidated Balance Sheets
As at December 31
(Unaudited) (millions)										2002		2001
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net						      	      $      - 	      $	   17.1
  Accounts receivable 									  	  640.4 	  972.1
  Income and other taxes receivable 								  134.0 	    7.1
  Inventories											   96.5 	  118.6
  Current portion of future income taxes							  138.8 	  147.0
  Prepaid expenses and other									  163.5 	  180.7
--------------------------------------------------------------------------------------------------------------------------------
												1,173.2 	1,442.6
--------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net
  Property, plant, equipment and other								8,025.9 	7,924.2
  Intangible assets subject to amortization 							  998.5 	  980.1
  Intangible assets with indefinite lives 							2,950.1 	3,855.5
--------------------------------------------------------------------------------------------------------------------------------
											       11,974.5        12,759.8
--------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges 										  725.3 	  685.2
  Future income taxes 										1,170.3 	  996.9
  Investments											   48.1 	   56.4
  Goodwill 											3,124.6 	3,320.9
  Other											 	    3.8 	    3.8
--------------------------------------------------------------------------------------------------------------------------------
												5,072.1 	5,063.2
--------------------------------------------------------------------------------------------------------------------------------
											      $18,219.8       $19,265.6
================================================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net 							      $	    9.0       $	     -
  Accounts payable and accrued liabilities							1,198.8 	1,166.4
  Restructuring and workforce reduction accounts payable and accrued liabilities		  400.4 	  109.7
  Dividends payable										   52.2 	   45.5
  Advance billings and customer deposits							  330.3 	  310.8
  Short-term obligations 									  190.3 	  229.9
--------------------------------------------------------------------------------------------------------------------------------
												2,181.0 	1,862.3
--------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt 											8,197.4 	8,651.4
--------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes							 			  992.3 	1,326.6
--------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities 									  405.3 	  432.6
--------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   11.2 	    8.0
--------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity
  Convertible debentures									  148.5 	  147.4
  Preference and preferred shares					              		   69.7 	   69.7
  Common equity											6,214.4 	6,767.6
--------------------------------------------------------------------------------------------------------------------------------
												6,432.6 	6,984.7
--------------------------------------------------------------------------------------------------------------------------------
											      $18,219.8       $19,265.6
================================================================================================================================


TELUS Corporation
Consolidated Statements of Cash Flows
Periods ended December 31				    Three months			    Twelve months
(Unaudited) (millions)					2002		2001			2002		2001
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from continuing operations 	      $ (139.2)	      $	  (43.6)              $	 (227.1)      $	 (138.8)
Items not affecting cash:
  Depreciation and amortization				 409.9 		  394.4 		1,570.3 	1,494.2
  Goodwill amortization					    - 		   45.1 		     - 		  174.8
  Future income taxes 	              			  47.0		   (2.1) 		    9.2		 (167.1)
  Gain on redemption of long-term debt			  (0.3)		     -			  (82.7)	  (65.9)
  Asset write-off related to restructuring 		    - 	 	     - 			    0.3 	   30.5
  Refinancing charge from debt restructuring		    - 		     - 			     - 		   96.5
  Net pension credits	               			   2.0 		  (11.4)		   (9.8)	  (46.7)
  Other, net						   2.5 		   22.6 		  (17.8)	   (8.2)
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before restructuring and
  workforce reduction costs	                	 321.9 		  405.0 		1,242.4 	1,369.3
Restructuring and workforce reduction costs,
  net of cash payments 		                          96.1 		   (3.3)		  290.7 	   96.0
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 		                         418.0 		  401.7 		1,533.1 	1,465.3
Net change in non-cash working capital
  from continuing operations 		                 (53.8)		 (216.3) 		  213.2 	  (22.6)
Operating cash flow and net change in
  non-cash working capital from discontinued
  operations 	                                           0.1		   82.1			   (4.3)	  (34.9)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities		         364.3 		  267.5 		1,742.0 	1,407.8
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures 		                        (416.1)		 (591.6)	       (1,693.3)       (2,249.4)
Purchase of spectrum	                                  (0.1)		     - 			   (4.6)	 (355.9)
Acquisitions, net of cash acquired	        	    - 	         (174.5)		     - 		 (375.4)
Proceeds from the sale of property		            - 		     - 			     - 		  228.4
Proceeds from divestitures 	                           0.4 		  129.6 		    8.2 	  939.6
Other	                                                  35.0		   (4.2)		   (1.4)	   (8.6)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities		(380.8)		 (640.7) 	       (1,691.1)       (1,821.3)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		  18.3 		   36.2 		   92.2 	  103.1
Public issuance of Non-Voting Shares 		            - 		     - 			  337.4 	     -
Cost of public issuance of Non-Voting Shares 	            -	  	     - 			  (14.5)	     -
Dividends to shareholders		                 (39.3)		  (61.8)		 (135.6)	 (325.2)
Long-term debt issued		                          60.2 		  459.3 		  644.2 	7,152.1
Redemptions and repayment of long-term debt 	          (8.3)		  (54.5)		 (901.0)       (1,878.3)
Change in short-term obligations		          (3.9) 	 (108.1)		  (84.4)       (4,733.3)
Interest on convertible debentures	                  (2.8)		   (3.6)		  (11.2)          (12.3)
Amortization of debt issue costs and other		 (11.4) 	   40.6			   (4.1)           24.3
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities	          12.8		  308.1			  (77.0)          330.4
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary
  investments, net		                          (3.7) 	  (65.1)		  (26.1) 	  (83.1)
Cash and temporary investments, net,
  beginning of period	                                  (5.3)		   82.2 		   17.1 	  100.2
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net,
  end of period	                                      $   (9.0)	      $	   17.1 	      $	   (9.0)      $	   17.1
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid                           	      $	 282.9	      $	  330.5 	      $	  675.8       $	  623.3
=================================================================================================================================
Income taxes (inclusive of Investment
   Tax Credits)paid (received)                        $	 (42.6)	      $	  113.1 	      $	  (18.6)      $	  329.7
=================================================================================================================================


TELUS Corporation
Segmented Information

Three months ended
December 31 	       Communications		       Mobility			  Eliminations		      Consolidated
(millions)	     2002	   2001		  2002		2001	       2002	     2001	    2002	  2001
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 1,244.2 	 $ 1,392.0 	$   550.2     $   476.0      $      - 	   $      - 	  $ 1,794.4 	$ 1,868.0
Inter-segment
  revenue		22.8	      23.9 	      4.3 	    4.4 	 (27.1)	       (28.3)	 	 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
  revenue	     1,267.0 	   1,415.9 	    554.5 	  480.4 	 (27.1)	       (28.3)	    1,794.4 	  1,868.0
Operations
  expenses	       750.4 	     872.7 	    425.9 	  425.3 	 (27.1)	       (28.3)	    1,149.2       1,269.7
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		   $   516.6 	 $   543.2 	$   128.6     $	   55.1      $	    - 	   $      - 	  $   645.2 	$   598.3
---------------------------------------------------------------------------------------------------------------------------------
Capital
  expenditures	   $   291.0 	 $   386.8 	$   125.1     $	  204.8      $	    - 	   $      - 	  $   416.1 	$   591.6
Purchase of
  spectrum	 	  - 		- 	      0.1 	     - 		    - 		  - 		0.1 	       -
---------------------------------------------------------------------------------------------------------------------------------
CAPEX		   $   291.0 	 $   386.8 	$   125.2     $	  204.8      $	    - 	   $      - 	  $   416.2 	$   591.6
---------------------------------------------------------------------------------------------------------------------------------
EBITDA less
  CAPEX		   $   225.6 	 $   156.4 	$     3.4     $	 (149.7)     $	    - 	   $      - 	  $   229.0 	$     6.7
=================================================================================================================================

Years ended
December 31 	       Communications		       Mobility			  Eliminations		      Consolidated
(millions)	     2002	   2001		  2002		2001	       2002	     2001	    2002	  2001
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 4,989.3 	 $ 5,272.0 	$ 2,017.4    $ 1,808.5      $      - 	   $      - 	  $ 7,006.7 	$ 7,080.5
Inter-segment
  revenue		95.3	      87.5 	     17.5 	  17.4         (112.8)        (104.9) 	  	 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
  revenue	     5,084.6 	   5,359.5 	  2,034.9      1,825.9 	       (112.8)        (104.9) 	    7,006.7 	  7,080.5
Operations
  expenses	     3,100.8 	   3,185.7 	  1,500.1      1,470.1 	       (112.8)        (104.9) 	    4,488.1 	  4,550.9
---------------------------------------------------------------------------------------------------------------------------------
EBITDA		   $ 1,983.8 	 $ 2,173.8 	$   534.8     $	  355.8      $	    - 	   $      - 	  $ 2,518.6 	$ 2,529.6
---------------------------------------------------------------------------------------------------------------------------------
Capital
  expenditures	   $ 1,238.2 	 $ 1,605.8 	$   455.1     $	  643.6      $	    - 	   $      - 	  $ 1,693.3 	$ 2,249.4
Purchase of
  spectrum	 	  - 		- 	      4.6 	  355.9		    - 		  - 		4.6 	    355.9
---------------------------------------------------------------------------------------------------------------------------------
CAPEX		   $ 1,238.2 	 $ 1,605.8 	$   459.7     $	  999.5      $	    - 	   $      - 	  $ 1,697.9 	$ 2,605.3
---------------------------------------------------------------------------------------------------------------------------------
EBITDA less
  CAPEX		   $   745.6 	 $   568.0 	$    75.1     $	 (643.7)     $	    - 	   $      - 	  $   820.7 	$   (75.7)
=================================================================================================================================

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated  February 14, 2003
						TELUS Corporation


						"James W. Peters"
						_____________________________
						Name:  James W. Peters
						Title:  Corporate Secretary